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BIOVAIL CORPORATION INFORMATION FOR SHAREHOLDERS

Notice of Annual and Special Meeting of Shareholders & Management Proxy Circular
JUNE 27, 2006
YOUR PARTICIPATION IS IMPORTANT — PLEASE TAKE A MINUTE TO VOTE

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Notice is hereby given that the Annual and Special Meeting of Shareholders of Biovail Corporation
(the "Company") will be held:

Date:	Tuesday, the 27th day of June 2006
Time:	10:00 a.m. (Toronto Time)
Place:	Dominion Club 1 King Street West Toronto, Ontario, Canada

Business of the Annual and Special Meeting of Common Shareholders (the "Meeting"):

  •
  to consider and, if thought fit, pass a resolution to approve the 2006 Stock Option Plan;

  •
  to consider and, if thought fit, pass a resolution to approve amendments to the terms of the outstanding options granted under the 1993 Stock Option Plan and the 2004 Stock Option Plan;

  •
  to elect directors for the ensuing year;

  •
  to re-appoint Ernst & Young LLP as auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

  •
  to transact such other business as may properly be brought before the Meeting.

Accompanying the Management Proxy Circular are the financial statements of the Company for the financial year ended December 31, 2005, together with the auditor's report thereon.

Shareholders who are unable to attend the Meeting are invited to vote by completing, signing, dating and returning the accompanying form of proxy by mail.

To be effective at the Meeting, proxies must be deposited with the Company's registrar and transfer agent, CIBC Mellon Trust Company, no later than 10:00 a.m. (Toronto time) on June 26, 2006. If the meeting is adjourned or postponed, CIBC Mellon must receive the proxies at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting. Alternatively, the proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Only shareholders of record at the close of business on May 15, 2006 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 15th day of May, 2006.

By Order of the Board of Directors

Kathleen M. Brown
Vice President, Associate General Counsel

                            TABLE OF CONTENTS

SECTION 1
VOTING INFORMATION	1
SECTION 2
BUSINESS OF THE MEETING	4
PRINCIPAL HOLDERS OF VOTING SHARES	9
INFORMATION RELATING TO BIOVAIL'S DIRECTORS	10
INFORMATION ABOUT BIOVAIL'S AUDITORS	14
SECTION 3
DISCLOSURE OF COMPENSATION AND RELATED INFORMATION	15
COMPENSATION OF DIRECTORS	15
REPORT ON EXECUTIVE COMPENSATION	16
PERFORMANCE GRAPH	23
SECTION 4
CORPORATE GOVERNANCE	31
OTHER MATTERS	36
REQUEST FOR DOCUMENTS	36
CERTIFICATE	37
APPENDIX A
RESOLUTION APPROVING 2006 STOCK OPTION PLAN	38
APPENDIX B
RESOLUTION APPROVING AMENDMENTS TO OUTSTANDING OPTIONS	39
APPENDIX C
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	40
APPENDIX D
CHARTER OF THE BOARD OF DIRECTORS	48

YOUR VOTE IS IMPORTANT

Registered Shareholders

You have a certificate for your shares. You will have received a form of proxy from Biovail's transfer agent, CIBC Mellon Trust Company. Complete, sign and mail your form of proxy in the envelope provided. To vote in person at the meeting, please see "How do I exercise my vote and by what date?" on page 1 of this Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (securities broker, trustee or other financial institution). You will have received a request for voting instructions from your broker. Follow the instructions on your Voting Instruction Form. To vote in person at the meeting, please see "How do I vote if I am a non-registered shareholder" on page 2 of this Circular.

Interpretation

References to the "Circular" are to this management proxy circular. Except where the context otherwise requires, all references in this Circular to the "Company", "Biovail", "we", "us", "our" or similar are to Biovail Corporation and its subsidiaries, taken together. In this Circular, references to "US$" or "$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Circular are presented as at December 31, 2005 and all other information presented in this Circular is current to May 15, 2006.

Shareholder Proposals

A shareholder who is entitled to vote at the 2006 annual meeting of shareholders (to be held in 2007) who intends to raise a proposal must submit such proposal to the Company no later than February 14, 2007.

SECTION 1 VOTING INFORMATION

What decisions will the shareholders be making at this meeting?

You will be asked to vote on four resolutions:

  •
  the approval of the 2006 Stock Option Plan;

  •
  the approval of amendments to the terms of the outstanding options granted under the 1993 Stock Option Plan and 2004 Stock Option Plan;

  •
  the election of each individual director of the Biovail Board of Directors; and

  •
  the re-appointment of Ernst & Young LLP as auditors for Biovail and authorization of the directors to fix the auditors' remuneration.

The Board of Directors recommends that you vote in favour of all of the resolutions.

Who is entitled to vote?

Each shareholder is entitled to one vote for each common share of Biovail (a "Common Share") registered in his or her name as of the close of business on May 15, 2006, the date of record for Biovail's Annual and Special Meeting of Shareholders on June 27, 2006 (the "Meeting"). A person who acquires Common Shares after May 15, 2006 and desires to vote such shares must obtain from the vendor an executed form of proxy relating to the transferred shares and must deposit such proxy with CIBC Mellon Trust Company as described below. Such a purchaser may consider obtaining from the vendor an undertaking that the vendor will not revoke the executed proxy or attend the meeting to vote the transferred shares.

As at May 15, 2006, 160,156,820 Common Shares of Biovail were issued and outstanding and entitled to be voted at the Meeting.

How do I exercise my vote and by what date?

You may exercise your right to vote by attending and voting your shares in person at the Meeting or by mailing in the attached form of proxy.

Registered shareholders who attend the Meeting are entitled to cast one vote for each Common Share held on resolutions put before the Meeting. If you are a registered shareholder who will attend and vote in person at the Meeting, you do not need to complete or return the form of proxy. Upon arriving at the Meeting simply report to the desk of the transfer agent, CIBC Mellon.

Non-registered shareholders should refer to the instructions on page 2 of this Circular under the heading "How do I vote if I am a non-registered shareholder".

If you choose to vote your shares using the form of proxy, your proxy form must be received by Biovail's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, not later than 10:00 a.m. (Toronto Time) on June 26, 2006.

What is a proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast votes on behalf of a registered shareholder.

Appointing a proxyholder

Your proxyholder is the person you appoint to cast your votes for you. Signing the form of proxy appoints Mr. Melnyk, or failing him, Dr. Squires, or failing them, Ms. Brown as your proxyholder to vote your shares at the Meeting. You can choose anyone you want to be your proxyholder; it does not have to be the person the Company has designated in the form of proxy. Just write in the name of the person you would like to appoint in the blank space provided in the form of proxy. Please ensure that the person you have appointed will be attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of CIBC Mellon upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, the persons designated in the form will be authorized to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.

If you choose to vote your shares using the form of proxy, your proxy form must be received by Biovail's registrar and transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, not later than 10:00 a.m. (Toronto Time) on June 26, 2006. If the Meeting is adjourned or postponed, CIBC Mellon must receive the form of proxy at least 24 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used prior to the time of voting.

Who is soliciting my proxy?

Biovail's management is soliciting your proxy for use at the Meeting.    All associated costs of solicitation will be borne by Biovail. The solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by regular employees of Biovail for which no additional compensation will be paid. However, Biovail may, at its own expense, pay those entities holding Common

Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals. Biovail anticipates that copies of this Circular and accompanying proxy will be distributed to shareholders on or about May 24, 2006.

How will my shares be voted if I give my proxy?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your shares.

  •
  FOR the resolution approving of the 2006 Stock Option Plan;

  •
  FOR the approval of the amendments to the terms of outstanding options granted under the 1993 Stock Option Plan and the 2004 Stock Option Plan;

  •
  FOR the election as directors of each of the nominees whose names are set out in this Circular;

  •
  FOR the re-appointment of Ernst & Young LLP as auditors and the authorization of the directors to fix the auditor's remuneration.

If I change my mind, can I take back my proxy once I have given it?

Yes, pursuant to section 148(4) of the Canada Business Corporations Act ("CBCA"), you may revoke any proxy that you have given at any time prior to its use at the Meeting or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation, and deposited at the office of CIBC Mellon at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to the proxy being voted.

Your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The form of proxy also gives discretionary authority to proxy nominees with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting or other matters that may come before the Meeting.

As of the date of this Circular, Biovail's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to management should properly come before the Meeting, the shares represented by proxies in favour of the management nominees will be voted on in accordance with the best judgment of the proxy nominees.

How will the votes be counted?

For the election of directors to the Board, the appointment of auditors for the Company and the approval of the 2006 Stock Option Plan, the outcome of the vote will be determined by a majority of the votes cast by the holders of Common Shares. For the approval of the amendments to the terms of the existing options granted under the 1993 Stock Option Plan and 2004 Stock Option Plan, the outcome of the vote will be determined by a majority of votes cast by the holders of Common Shares, other than insiders of Biovail who are prohibited from voting their Common Shares pursuant to applicable legal and regulatory requirements.

How do I vote if I am a non-registered shareholder?

The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a Voting Instruction Form which you must complete and sign. This form will constitute voting instructions that the intermediary must follow.

Alternatively, the intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to CIBC Mellon at the address set out under the heading "How can I contact the transfer agent?" on page 3.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill your own name, or the name of your appointee, in the space provided on the Voting Instruction Form or the signed form of proxy. An intermediary's Voting Instruction Form will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you need help.

If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and what procedures you should follow.

How can I contact the independent directors and Chairman?

You may contact the independent directors and Chairman with the assistance of Biovail Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3500
E-mail: ir@biovail.com

Who should I contact if I have questions concerning the Circular or form of proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the proxy form you may contact Kenneth G. Howling, Vice President, Finance and Corporate Affairs c/o Biovail Investor Relations at the following co-ordinates:

Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000 Fax: 905-286-3500
E-mail: ir@biovail.com

How can I contact the transfer agent?

You may contact the transfer agent by mail or by telephone (within Canada and the United States):

CIBC Mellon Trust Company
Proxy Department
200 Queen's Quay East, Unit 6
Toronto ON M5A 4K9
Phone: 1-800-387-0825

SECTION 2 BUSINESS OF THE MEETING

Election of the Board of Directors

Each of the 8 nominees proposed for election to the Board of Directors of Biovail is listed beginning on page 10. Biovail's Board of Directors has adopted a practice for director election, which allows shareholders to cast separate votes (or withhold their votes) in respect of each candidate for election to the Board. We believe that this practice provides for greater Board accountability and effectiveness.

All of the nominees proposed for election are currently directors of Biovail. All of the proposed nominees have established their eligibility and willingness to serve on the Board. Directors elected at the Meeting on June 27, 2006 will hold office until the next annual meeting of the Company or until their successors are elected or appointed. The election of such Directors will be determined by a majority of votes duly cast.

The following pages provide the names of proposed nominees for election as directors, together with details about their background and experience. Also indicated for each nominee is the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of deferred stock units ("DSUs") and the number of stock options held by each director, as at May 15, 2006. On pages 10 through 13 of this Circular, you will find a record of attendance by directors at meetings of the Board of Directors and its committees during the 12 months ended December 31, 2005.

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES ARE UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, IT IS INTENDED THAT THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

2006 Stock Option Plan

In 1993, the Company adopted its 1993 Stock Option Plan, as amended (the "1993 Option Plan"), which was subsequently approved by shareholders on March 28, 1994. On June 25, 2004, the shareholders of the Company approved its 2004 Stock Option Plan (the "2004 Option Plan"). In 1996, the Company adopted its Employee Stock Purchase Plan (the "EPP"), which was approved by shareholders at a special meeting held on January 1, 1996. As at May 15, 2006, there were 5,450,768 Common Shares issuable in respect of options granted and which remain outstanding under the 1993 Option Plan. The Company ceased to grant options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. As at May 15, 2006, a total of 4,724,179 Common Shares remained in reserve under the 2004 Option Plan, representing 3,602,054 Common Shares issuable in respect of options granted and which remain outstanding under such plan and 1,122,125 Common Shares available for issuance in respect of any future option grants under such plan. However, upon approval of the 2006 Option Plan, the Company will cease to grant options under the 2004 Option Plan and, like the 1993 Option Plan, it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. As at May 15, 2006, a total of 2,290,700 Common Shares remained in reserve under the EPP.

The Company now wishes to update the 2004 Option Plan while, at the same time, maintaining a stock option plan which is competitive in its terms with those of other public companies. Accordingly, the Company proposes to adopt a new stock option plan to be known as the "2006 Stock Option Plan" (the "2006 Option Plan") in replacement of the 2004 Option Plan. The terms of the 2006 Option Plan are substantially similar to the terms of the 2004 Option Plan except as follows:

  (a)
  the term of options granted under the 2006 Option Plan will be fixed at five years from the date of grant;

  (b)
  directors will no longer be eligible to receive options;

  (c)
  the term of an option which expires during a blackout period will be automatically extended and will expire on the tenth business day following the end of the blackout period;

  (d)
  an obligation will be imposed on the Board of Directors to consider in good faith a request by an option holder for consent to assign or transfer any stock options provided certain conditions are met;

  (e)
  no option may be repriced to reduce the exercise price of the option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower Exercise Price, without shareholder approval;

  (f)
  the formula for calculating the exercise price for an option has been updated to conform with the formula provided for under the new requirements of the Toronto Stock Exchange (the "TSX"); and

  (g)
  the concentration limits under the plan have been updated to conform with current best practices and the new requirements of the TSX.

These changes to the 2006 Option Plan are described in greater detail below. In addition, it is proposed that certain of these changes also apply to options granted and outstanding under the 1993 Option Plan and the 2004 Option Plan, which is also described in greater detail below.

It is important to the Company to ensure that it will continue to be able to grant stock options to selected participants to encourage individual contribution to improve the Company's business performance and shareholder value, as evidenced by growth in the value of the Common Shares, and to motivate them to remain with the Company. As such, the Board has approved the 2006 Option Plan, subject to shareholder approval and the approval of the TSX. Notwithstanding the adoption of the 2006 Option Plan, the Company will preserve each of the 1993 Option Plan and the 2004 Option Plan which will continue to exist and remain in force as long as any options granted under such plans are outstanding. Upon approval of the 2006 Option Plan, the Company will cease to grant options under the 2004 Option Plan and, like the 1993 Option Plan, it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised. Consequently, the Company will have for a certain time three stock option plans in force, although all new options to be granted by the Company will only be granted pursuant to the 2006 Option Plan.

The maximum number of Common Shares issuable pursuant to the 2006 Option Plan is 6,000,000 Common Shares, representing approximately 3.7% of the issued and outstanding Common Shares as at May 15, 2006. Accordingly, the total number of Common Shares that may be reserved for issuance under the 2006 Option Plan, together with Common Shares which continue to be reserved for issuance upon the exercise of an aggregate of 9,052,822 options outstanding pursuant to the 1993 Option Plan and the 2004 Option Plan, is 15,052,822 Common Shares, representing approximately 9.4% of the issued and outstanding Common Shares as at May 15, 2006. Over the last three fiscal years, the Company's annual grant rate of options under the 1993 Option Plan and the 2004 Option Plan, expressed a percentage of issued and outstanding Common Shares as at the end of each such fiscal year, was approximately 1.45%, 0.78% and 1.37% for each of the fiscal years ended December 31, 2003, 2004 and 2005, respectively. In addition, as at May 15, 2006, a total of 2,290,700 Common Shares remained in reserve under the EPP.

The Company has a total of 4,724,179 Common Shares which remain in reserve under the 2004 Option Plan, in respect of which 3,602,054 Common Shares are issuable on the exercise of options granted and which remain outstanding under such plan, leaving a total of 1,122,125 Common Shares as available for issuance under such plan in respect of which no options have been granted. However, the Company will cease to grant options under the 2004 Option Plan upon the 2006 Option Plan becoming effective. Accordingly, a net additional amount of a maximum of 4,877,875 Common Shares (being 6,000,000 Common Shares issuable pursuant to the 2006 Option Plan less 1,122,125 Common Shares available for issuance under the 2004 Option Plan), representing approximately 3.0% of the issued and outstanding Common Shares as at May 15, 2006, will be issuable as a result of the adoption of the 2006 Option Plan by the Company.

Pursuant to the 2006 Option Plan, the Company will grant options to purchase Common Shares to selected employees, officers and consultants of the Company, its subsidiaries and affiliates. Unlike the 2004 Option Plan, directors will no longer be eligible to receive options under the 2006 Option Plan. The Board had determined not to grant options to directors last year, and instead has implemented a policy where a significant portion of each director's annual retainer is paid in deferred share units rather than options. See "Disclosure of Compensation and Related Information — Share Ownership Policy" below. Under the 2006 Option Plan, officers who are also directors will still be entitled to receive options in their capacity as officers of the Company or its subsidiaries or affiliates.

The 2006 Option Plan provides that the Board, or a committee of the Board to which the Board has delegated its authority, shall designate those persons to whom stock options shall be granted and the number of Common Shares to be subject to each stock option. Unlike the 2004 Option Plan, stock options shall expire on the fifth anniversary of the date of grant in all cases (the 2004 Option Plan permitted the Board or the committee, as the case may be, to specify another date, provided that such date was not to extend beyond the tenth anniversary of the date of grant). As well, unlike the 2004 Option Plan, the 2006 Option Plan now provides that if an option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of the Company pursuant to securities regulatory requirements or the Company's written policies then applicable), the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period.

The Compensation, Nominating and Corporate Governance Committee has recommended to the Board that, consistent with its recommendation in respect of the 2004 Option Plan, options granted under the 2006 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant.

The 2006 Option Plan provides that in determining whether to grant options to a participant, the Board or the committee, as the case may be, will consider the participant's achievement of performance objectives under the Company's long term incentive program, the achievement by the Company of its strategic goals and objectives and the contribution that participant has made, or in the case of a new participant, the contribution that participant is expected to make in furtherance of the Company's overall goals.

Stock options are non-assignable and non-transferable, except in the case of death and certain other limited circumstances. Unlike the 2004 Option Plan, under the terms of the 2006 Option Plan, such circumstances now include where the Board or the committee has considered in good faith and consented to any request by an option holder for consent to assign or transfer any stock option, provided that the Board or the committee in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the 2006 Option Plan.

Under the terms of the 2006 Option Plan, the exercise price of any stock options granted, which may be denominated in Canadian or U.S. dollars, shall be equal to the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of Common Shares traded on the TSX, or the New York Stock Exchange (the "NYSE") or other stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the date of grant (or, for participants subject to U.S. taxation, on the single trading day immediately preceding the date of grant, whichever is greater). Under the terms of the 2004 Option Plan, the exercise price was equal to the weighted average trading price of the Common Shares traded on the TSX on the day immediately preceding the date of grant or, if the volume of Common Shares traded on the NYSE exceeded the volume of Common Shares on the TSX on such day, the weighted average trading price of the Common Shares on the NYSE. The change to the calculation of the exercise price is consistent with the new requirements of the TSX which became effective January 1, 2005. The Company has been calculating the exercise price in accordance with the new requirements since they became effective. The exercise price must be paid in full before the Common Shares will be delivered.

Under the 2006 Option Plan, except for adjustments made pursuant to the anti-dilution provisions, no option may be repriced to reduce the exercise price of such option below the exercise price as of the date of grant, nor will any options be cancelled and replaced with new options with a lower Exercise Price, without shareholder approval. This specific prohibition on repricing was not included in the 2004 Option Plan.

The concentration limits provided for in the 2006 Option Plan have been updated from those in the 2004 Option Plan to be consistent with what the Company understands are current best practices, as well as to reflect changes in the requirements of the TSX regarding security holder approval of security based compensation arrangements. The 2006 Option Plan provides as follows: (a) the number of Common Shares reserved for insiders, at any time, under the 2006 Option Plan and under any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company; (b) the number of Common Shares issued to insiders, within any one year period under the 2006 Option Plan and any other security based compensation arrangements, will not exceed 10% of issued and outstanding Common Shares of the Company; (c) the number of options granted pursuant to the 2006 Option Plan to any one participant during any calendar year must not exceed 20% of the total number of options granted pursuant to the 2006 Option Plan during such calendar year; (d) the number of Common Shares to be issued under the 2006 Option Plan to any one participant during each calendar year during the term of the 2006 Option Plan shall not exceed the lesser of (i) 5% of the issued and outstanding Common Shares or (ii) 7,987,450 Common Shares of the Company; and (e) the number of Common Shares reserved for issuance and issued pursuant to the 2006 Option Plan to any one participant at any time must not exceed 25% of the total number of Common Shares that may be issued under this Plan. An insider is defined in the 2006 Option Plan in accordance with the TSX Company Manual and includes any director or senior officer of the Company.

Stock options may be exercised only during an employee or officer option holder's continued employment or term of office with the Company, subject to the following:

  (a)
  if an option holder becomes entitled to payment of disability benefits, all vested stock options may continue to be exercised by the option holder for a maximum period of 180 days from the date of disability;

  (b)
  in the case of an option holder's death during employment, all vested stock options may continue to be exercised by the option holder's legal representatives for a maximum period of 180 days following the date of death;

  (c)
  if an option holder retires, all vested stock options may continue to be exercised by the option holder for a maximum period of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all vested stock options may continue to be exercised by the option holder for a maximum period of 60 days

    (30 days under the 2004 Option Plan) after the date of termination.

Notwithstanding the foregoing, where an option holder has been employed by the Company or an affiliate for at least 10 consecutive years, if the sum of the option holder's age and the years of service with the Company or an affiliate equals or exceeds "70", upon the retirement, death, disability or termination (other than termination for cause) of such option holder, all of the unvested stock options held by such option holder shall immediately vest and become exercisable for a maximum period of one year following the date of retirement, death, disability or termination.

In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date.

In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested stock options may continue to be exercised by such option holder for a maximum period of 60 days (30 days under the 2004 Option Plan) from the date of termination, death or disability. Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date.

As was the case under the 2004 Option Plan, options granted under the 2006 Option Plan are not affected by a change of employment or consulting arrangement within or among the Company or one or more related entities for so long as the individual continues to be an eligible participant under the plan.

An option holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the 2006 Option Plan.

In the event that an option holder engages in any business that is in competition with the Company or otherwise engages in any activity that is detrimental to the Company: (a) prior to any exercise of a stock option, all options held by the option holder shall terminate and expire; or (b) during the one-year period commencing on the date a stock option is exercised, the option holder shall pay over to the Company an amount equal to any gain realized as a result of the exercise of the stock option.

The 2006 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control of the Company (including an acquisition of 50% or more of the Company's then issued and outstanding securities, a merger, an amalgamation or a sale of all or substantially all of the Company's assets following which the Chairman of the Board prior to the transaction taking place is no longer Chairman), the 2006 Option Plan provides that the Board or the committee may elect to accelerate the vesting of any or all outstanding stock options or shall take reasonable steps to ensure that, upon completion of the proposed transaction resulting in a change in control, the number and kind of shares subject to outstanding stock options and/or the exercise price of such options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders.

If any an acquiring party makes an offer to purchase all of the Common Shares of the Company and the offer is accepted the statutorily required number of holders of Common Shares, each option holder shall be required to either (i) exercise all vested options held and sell the Common Shares which they acquire pursuant to such exercise of Options to the acquiring party on the same terms and conditions; or (ii) have such vested options cancelled. In the event that the Board does not elect to accelerate vesting of options, any unvested options then held by option holders shall terminate and expire on the date that the acquiring party completes its acquisition of Common Shares.

The Board or the committee may amend, suspend or terminate the 2006 Option Plan in such respects as it, in its sole discretion, determines appropriate, subject to any TSX or NYSE requirement or applicable legal requirement to obtain prior shareholder approval for any such action. No such amendment, suspension or termination, without the consent of an option holder, will alter or impair any rights or obligations arising from any option previously granted to an option holder. In addition, no such modification will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under certain U.S. tax laws to cease to so qualify.

Options granted under the 2006 Option Plan are intended to be exempt under, and not subject to, Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and accordingly certain provisions of the 2006 Option Plan are limited in a manner consistent with such intent. Such provisions, as well as certain other provisions of the 2006 Option Plan, shall be construed and interpreted in accordance with such intent. Further, options granted under the 2006 Option Plan are intended to comply with the performance-based exception under Section 162(m) of the Code.

To date, no options have been granted under the 2006 Option Plan and no options will be granted under the

2006 Option Plan prior to approval of the plan by the shareholders.

Amendments to Outstanding Options under the 1993 and 2004 Stock Option Plans

The Board has determined that certain of the provisions of the 2006 Option Plan which are provided for the benefit of option holders thereunder but which are not available to option holders under the existing 1993 Option Plan or the 2004 Option Plan should be available to option holders under such existing plans. Such provisions would not adversely affect the rights of option holders under such existing plans. In particular, subject to shareholder approval, the Board has amended the terms of the outstanding options granted under either the 1993 Option Plan or the 2004 Option Plan prior to the effective date of the 2006 Option Plan to provide as follows:

  (a)
  that notwithstanding any applicable limitations on assignability or transferability in respect of any such options, the Board or the committee will be obligated to consider in good faith any request by an option holder for consent to assign or transfer any outstanding options, provided that the Board or the committee, in determining whether to consent, will consider whether such assignment or transfer is consistent with the purposes of the applicable plan;

  (b)
  that notwithstanding any applicable expiration provisions in respect of any such options, if an option expires during a blackout period (being a period during which the option holder is prohibited from trading in securities of Biovail pursuant to securities regulatory requirements or Biovail's written policies then applicable), then the term of the option will be automatically extended and expires on the tenth business day following the end of the blackout period;

  (c)
  that where the maximum period for exercise of vested options following termination of an option holder is 30 days, that such period will be extended to 60 days; and

  (d)
  that, in the case of options granted under the 1993 Option Plan, unless the Board otherwise determines, such options will not be affected by a change of employment or consulting arrangement within or among the Company or one or more related entities for so long as the option holder continues to be an eligible participant under such plan.

Further, as it is the intention of Biovail that the terms of the options granted under all of its stock options should be consistent, the Board will consider, in good faith, any request by an option holder under either the 1993 Option Plan or the 2004 Option Plan to amend the terms of any outstanding options which would provide such option holder with the benefit of any provisions of the 2006 Option Plan which would otherwise not be available to such option holder. As a result of Section 409A of the Code, certain of these changes will not apply to U.S. option holders.

The Company has received conditional approval from the TSX for the 2006 Option Plan and the foregoing amendments to the terms of the outstanding options under the 1993 Option Plan and the 2004 Option Plan. In order for the 2006 Option Plan to become effective, the resolution to approve the 2006 Option Plan must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution. In order for the amendments to the terms of the outstanding options under the 1993 Option Plan and the 2004 Option Plan to become effective, the resolution to approve such amendments must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution and who are not insiders of the Company as such term is defined in the TSX Company Manual.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE VOTED AGAINST THE RESOLUTIONS TO APPROVE THE PLAN AND THE FOREGOING AMENDMENTS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTIONS.

Appointment of Auditors

The Board of Directors propose that the firm Ernst & Young LLP be appointed as auditors of Biovail until the close of the next annual meeting and that the Directors be authorized to set the remuneration of such auditors. Ernst & Young LLP has served as Biovail's auditors since July 22, 1999. In order for the resolution appointing the auditors and authorizing the Directors to fix the auditors' remuneration to become effective, the resolution must be passed by a majority of the votes cast by the shareholders who vote in respect of the resolution.

UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS SHOULD BE WITHHELD FROM VOTING, THE PROXYHOLDERS NAMED IN THE ACCOMPANY FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION.

PRINCIPAL HOLDERS OF VOTING SHARES

Biovail has only one class of shares entitled to vote — the Common Shares. As of May 15, 2006, the only persons or corporations who are known to own beneficially, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares of Biovail are as follows:

		Number of Common Shares owned, controlled or directed	Percentage of all Common Shares Outstanding
Name of Beneficial Owner(1)	Type of Ownership			Percentage of Voting Power
Eugene N. Melnyk Barbados, WI	Direct and Indirect	23,023,946	14%	14%
(1)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that the person has a right to acquire within 60 days. More than one person may be deemed to have beneficial ownership of the same securities.

INFORMATION RELATING TO BIOVAIL'S DIRECTORS

Election of Directors

The persons listed below are being recommended for individual election as directors of Biovail at the Meeting.

If elected each of the individuals listed below will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of the individuals below are current directors of the Company. Term of office for the current directors will expire at the Meeting.

The following table sets out information with respect to the nominees, including where they live, the periods served as a director of the Company, all positions and offices held by them with the Company, principal occupations or employment during the past five years, the other corporations of which they are directors, and the number of shares, DSUs and options they own — beneficially, directly or indirectly, or controlled or directed. The number of Options as set out below, indicate options awarded to directors under the Company's stock option plans up to May 15, 2006. Commencing in 2005, directors received DSUs rather than options. The number of Call Options set out below indicate options acquired through market transactions and reflect the number of Common Shares that may be acquired on the exercise thereof as of May 15, 2006. Information as to securities beneficially owned and securities over which control or direction is exercised is not within Biovail's knowledge and therefore has been provided by each nominee.

For information regarding the proposed composition of the committees of Biovail's Board after the Meeting, please see "Section 4: Corporate Governance — Governance Renewal — Composition of Committees" on page 32 of this Circular.

Eugene Melnyk is Executive Chairman of the Board. From December 2001 to October 2004, Mr. Melnyk was Chairman and Chief Executive Officer of Biovail. Mr. Melnyk became Executive Chairman of the Board in November 2004. He has been the Chairman and a Director since March 1994 when Biovail's predecessors, Trimel Corporation and Biovail Corporation International ("BCI"), amalgamated. Prior to that, since 1983 he was President of Trimel. From October 1991 to March 1994, Mr. Melnyk served as Chairman of the Board of BCI and was instrumental in acquiring, financing and organizing the businesses of that company. Mr. Melynk is also a member of the boards of the Ottawa Senators Foundation, the New York Racing Association, the National Hockey League Board of Governors, the Thoroughbred Owners and Breeders Association and the Grayson Jockey Club Research Foundation. In addition, Mr. Melnyk holds a number of philanthropic board appointments including being a Canada Benefactor of the Tourette Syndrome Association, Patron of the Hnatyshyn Foundation, Honorary Director of the Belmont Child Care Association, Honorary Director of Help Us Help the Children, Honorary Patron of the St. Joseph's Health Centre Foundation, and Honorary Chair of the Canadian Ukrainian Care Centre's capital campaign. Mr. Melnyk beneficially owns directly or indirectly, or over which control or direction is exercised, more than 10% of the Common Shares of the Company.
Eugene N. Melnyk
Barbados, West Indies
Age 46
2,282,350 Common Shares
16,660,000 Common Shares —
EM Holdings B.V.
190,496 Common Shares — Laura Melnyk
95,100 Common Shares — RRSP
2,127,800 Options
24,038 Call Options — EM Holdings Inc.
85,244 DSUs(1) — Edgehill Management Corporation
Committee Membership and Attendance at meetings in 2005: Board — 18/19; Risk and Compliance Committee — 3/3

Mr. Bristow has been a Director of Biovail since the amalgamation of Biovail's predecessors, Trimel Corporation and BCI in 1994. From January 1993 to February 1994, he was a Director of BCI. Mr. Bristow has been a Vice President and senior investment advisor at BMO Nesbitt Burns Inc., a Canadian investment banking firm since December 1991. From September 1975 to December 1991, he served as Vice President and director of Richardson Greenshields of Canada, an investment banking firm.
Mr. Bristow is Chairman of the Compensation, Nominating and Corporate Governance Committee.
Wilfred G. Bristow
Ontario, Canada
Age 74
7,000 Common Shares
60,000 Options
7,927 DSUs
Committee Membership and Attendance at meetings in 2005: Board — 17/19; Compensation, Nominating and Corporate Governance Committee — 9/9

Dr. Paul was elected to the Board of Directors in June 2002. Dr. Paul is a founding principal of Laurel Crown Capital, LLC ("Laurel Crown"), a leveraged buyout and principal investment company based in Santa Monica, CA. Prior to his work at Laurel Crown and its predecessor, Dr. Paul was a managing director at Donaldson, Lufkin, Jenrette, Inc. ("DLJ"), a New York based securities and brokerage firm and then Credit Suisse First Boston, after its purchase of DLJ. At DLJ, Dr. Paul was responsible for building and overseeing much of the firm's effort in the life sciences sector. Dr. Paul received his B.A. and M.D. from Harvard University and subsequently received his M.B.A. from Stanford University. Dr. Paul sits on the boards of Ampco-Pittsburgh Corporation, Harvard Medical School and the American Red Cross. In addition, he serves as a board member for many of Laurel Crown's portfolio companies including Morton's Restaurant Group, Global Fitness, the largest franchisee of Gold's Gym, and P&P Realty, a real estate development company.
Dr. Laurence E. Paul
California, USA
Age 41
28,000 Common Shares
30,000 Options
5,879 DSUs
Committee Membership and Attendance at meetings in 2005(2): Board — 19/19; Audit — 10/10; Compensation, Nominating and Corporate Governance Committee — 4/4

Mr. Plener was elected to the Board of Directors in June 2002. He is also a member of the boards of SMC Hockey Corp. and Capital Sports & Entertainment Inc. and its affiliates. Mr. Plener is a senior partner in the Business Law practice group at the law firm of Cassels Brock & Blackwell LLP. He has been practising with the firm since 1978. During his tenure with the firm he has been a Managing Partner, a member of the firm's Executive and Operations Committee and a Chairman of its Finance Committee. Mr. Plener has been lead counsel to many public and private clients in a broad range of industries, including the pharmaceutical sector.
Mr. Plener is Chairman of the Risk and Compliance Committee.	Sheldon Plener Toronto, Ontario Age 54 1,000 Common Shares 30,000 Options 5,879 DSUs Committee Membership and Attendance at meetings in 2005: Board — 17/17(3) Risk and Compliance Committee — 3/3

Mr. Van Every was elected to the Board of Directors in June 2004. He is also a member of the boards of Kelman Technologies Inc., Woods Canada Limited, Erewhon Brands International Limited and The Jockey Club of Canada. Mr. Van Every is a chartered accountant and was, until 2004, a partner in the professional services firm of PricewaterhouseCoopers LLP. He has practised public accounting since 1966. From 1969 to 1998, he was a partner of Coopers & Lybrand, one of the predecessor firms of PricewaterhouseCoopers LLP. During that period, he served for various periods as Partner in Charge of an office, a member of the Management Committee, a member of the Partnership Board and Chair of the Partnership Audit and Governance Committees. Mr. Van Every has been lead engagement partner responsible for audit and other services to a number of public and private companies.
Mr. Van Every is Chairman of the Audit Committee.
Michael R. Van Every
Ontario, Canada
Age 65
2,000 Common Shares
10,000 Options
5,879 DSUs
Committee Membership and Attendance at meetings in 2005: Board — 18/19
Audit — 10/10
Compensation, Nominating and Corporate Governance Committee — 5/5

Dr. Squires is the Chief Executive Officer of Biovail and was elected to the Board in June, 2005. Before joining Biovail in November 2004, Dr. Squires spent six years at MDS Inc., the last three as President and Chief Executive Officer of MDS Pharma Services, which provides drug-discovery and development services to pharmaceutical and biotechnology companies in 24 countries. Before joining MDS, Dr. Squires spent more than 22 years with The Upjohn Company and Pharmacia Upjohn Inc., where he held multiple senior positions in Canada, the United States and the Pacific Rim.	Dr. Douglas J.P. Squires Pennsylvania, USA Age 58 10,000 Common Shares 350,000 Options DSUs — N/A Committee Membership and Attendance at meetings in 2005: Board — 8/8(4)

Mr. Sokalsky was elected to the Board in June, 2005. Mr. Sokalsky assumed the responsibilities of Executive Vice President and Chief Financial Officer of Barrick Gold Corporation ("Barrick"), a gold mining and exploration company, in May 2004. Previously, Mr. Sokalsky had been the Senior Vice President and Chief Financial Officer since March 1999 and Vice President and Treasurer, directing the financial operations of Barrick since December 1993. Prior to joining Barrick, Mr. Sokalsky spent 10 years in various financial capacities at George Weston Ltd. Mr. Sokalsky has a B.Comm. (Hons.) degree and received his chartered accountant designation in 1982.	Jamie C. Sokalsky Ontario, Canada Age 48 Common Shares — N/A Options — N/A 5,879 DSUs Committee Membership and Attendance at meetings in 2005: Board — 8/8(5) Audit — 3/4

Mr. Wells was elected to the Board in June 2005. Mr. Wells has served as Chief Financial Officer of Bunge Limited, a U.S. headquartered company in the global agribusiness, fertilizer and food product industries, since January 2000 and is also a director or officer of a number of other subsidiaries and joint ventures of Bunge Limited. Mr. Wells is versed in corporate governance matters, having led Bunge's initial public offering on the NYSE, managed its Sarbanes-Oxley compliance process and overseen its investor relations program. Prior to joining Bunge, Mr. Wells spent 10 years in senior financial management at McDonald's Corporation in the U.S. and Brazil. Mr. Wells is currently a member of the Standard & Poor's Corporate Issuer Advisory Board and is also a Trustee of The Lakefield College School Foundation.
William M. Wells
New York, USA
Age 45
Common Shares — N/A
Options — N/A
8,512 DSUs
Committee Membership and Attendance at meetings in 2005: Board — 9/9(6)
Audit — 3/4; Risk and Compliance Committee — 3/3

(1)
The DSUs relected have been issued by Biovail Laboratories International SRL ("BLS"), an indirect subsidiary of the Company of which he is President. Mr. Melnyk does not receive DSUs as part of his compensation as a director of Biovail.

(2)
Dr. Paul was Chairman of the Compensation Committee until its merger with the Corporate Governance Committee on June 28, 2005 at which point he became a member of the merged committee. Dr. Paul attended all Compensation Committee meetings and Compensation, Nominating and Corporate Governance Committee meetings.

(3)
Mr. Plener is not treated as an independent director. Accordingly, he did not attend meetings convened for independent directors only.

(4)
Upon the continuance of the Company under the CBCA, Dr. Squires was elected to the Board on June 29, 2005 and attended all scheduled Board meetings after such election.

(5)
Mr. Sokalsky was elected to the Board on June 28, 2005 and attendance reflects scheduled meetings after his election.

(6)
Mr. Wells was elected to the Board on June 28, 2005 and attendance reflects scheduled meetings after his election.

ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS

Directors who have retired during the year, and attended meetings during the 12-month period ended December 31, 2005, are as follows:

Roger Rowan	Mr. Rowan attended 10 out of a total of 10 Board of Director Meetings; 6 out of a total of 6 Audit Committee Meetings and 5 out of a total of 5 Nominating and Corporate Governance Committee Meetings.
Rolf Reininghaus	Mr. Reininghaus attended 9 out of a total of 10 Board of Director Meetings.

INFORMATION ABOUT BIOVAIL'S AUDITORS

Appointment of Auditors

The Audit Committee recommended to the Board that Ernst & Young LLP, Chartered Accountants be put before the shareholders for re-appointment as the auditors of Biovail to serve until the close of the next annual meeting of shareholders. The Board has accepted and endorsed this recommendation. Ernst & Young LLP have served as the auditors of Biovail since July 22, 1999. Representatives of the auditors will be in attendance and available to answer questions at the Meeting.

Auditors' Fees

Fees payable for the years ended December 31, 2004 and December 31, 2005 to Ernst & Young LLP were $2.5 million and $2.8 million, respectively. Management negotiates with the auditors of Biovail on an arm's length basis in determining the fees to be paid to the auditors and then discusses with, and obtains the approval of, the Audit Committee. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to Biovail. Biovail believes that the fees negotiated in the past with the auditors have been reasonable and would be comparable to fees charged by other auditors providing similar services.

Fees Paid to Ernst & Young LLP

The table below summarizes the audit fees (expressed in thousands of U.S. dollars) paid by us and our consolidated subsidiaries during each of 2004 and 2005.

	Year Ended December 31, 2004	Year Ended December 31, 2005
Audit Services	$1,986	$1,619
Audit Related Services	333	913
Tax Services	153	258
All other Services	0	0
Total	$2,472	$2,790

Audit Related Services

Biovail's Audit Committee believes that the provision of these non-audit services is compatible with maintaining Ernst & Young LLP's independence. Ernst & Young LLP did not provide any financial information systems design or implementation services to Biovail during 2005.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted FOR the appointment of Ernst & Young LLP as auditors of Biovail to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld.

Audit-related services are generally related to due-diligence investigations, audits of combined financial statements prepared for the purposes of the completed disposal of certain of our activities, or of combined financial statements of companies that we acquired, review of prospectuses issued by us, and to other assignments relating to internal accounting functions and procedures.

Tax services are professional services rendered by our auditors for tax compliance and tax consulting associated with international transfer prices and employee tax services.

SECTION 3 DISCLOSURE OF COMPENSATION AND RELATED INFORMATION

COMPENSATION OF DIRECTORS

There are currently eight directors on the Biovail Board. As members of management, neither Mr. Melnyk nor Dr. Squires receives any of the director's fees outlined below. For more on Mr. Melnyk's compensation, please see page 24 of this Circular.

In 2005, Biovail's directors were compensated through a combination of an annual retainer, committee chair retainers, committee member retainers, meeting fees and special board assignment fees. Special board assignments involve assignments to ad hoc committees of the board and additional time that individual directors spend on board matters. In addition, the alignment of directors' interests with those of Biovail's shareholders was supported through the issuance of deferred stock units ("DSUs") as described in detail below. Directors receive a grant of DSUs each year equal to the amount which the Board determines to be the "Annual DSU Allocation" divided by the market price of the Biovail common shares at the applicable time.

Biovail also pays travel fees in connection with meetings and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. For the fiscal year ended December 31, 2005, the total cash remuneration paid to directors was US$430,250, being US$236,125 on account of retainers and meeting fees for meetings of the Board and its standing committees and US$194,125 on account of special board assignments. DSUs having an aggregate value of US$600,000 on the date of grant were also awarded to directors.

Directors, other than directors who are also members of management, receive the following compensation:

  •
  annual retainer: $30,000 per year;

  •
  meeting fee: $1,500 for each Board or Committee meeting; $750 for each Committee meeting held on the same day as a Board meeting;

  •
  Committee Chair retainers: Audit Committee $20,000; Compensation, Nominating and Corporate Governance Committee $5,000; and Risk and Compliance Committee $5,000;

  •
  Audit Committee member retainer: $10,000; other standing Committee member retainers: $5,000;

  •
  special assignments: $1,500 per day for a total of $11,250;

  •
  Annual DSU Allocation of $100,000; and

  •
  reimbursement for related travel and out-of-pocket expenses.

Share Ownership Policy

The Board believes that the long-term economic interests of its directors should be aligned with those of shareholders. Accordingly, the Board has adopted deferred share unit arrangements for its directors and has eliminated granting options to directors. A significant portion of each director's annual compensation is paid in deferred share units (please see the description below), with the balance paid as a retainer and meeting fees as described above. A Director may not receive any payment in respect of those DSUs until he or she dies, retires or withdraws from the Board.

Deferred Share Unit Plan for Directors
(the "DSU Plan")

On May 4, 2005, the Board adopted a DSU Plan for its directors, other than the Executive Chairman or any director who is an employee of Biovail, which entitles all directors to receive annual grants of deferred share units. A DSU is an amount owed by Biovail to the director having the same value as one Common Share of Biovail. The DSU Plan is intended to enhance Biovail's ability to attract and retain highly qualified individuals to serve as directors and to promote a greater alignment of interests between directors and shareholders. Some of the key features of the plan are described below:

  •
  Directors are awarded a portion of their annual compensation, and may elect to receive up to 100% of their annual retainer fees (and all or part of their annual committee retainer, as applicable), in the form of DSUs;

  •
  Under the DSU Plan, directors are credited with DSUs immediately following their election, re-election or appointment as members of the Board. The number of DSUs is credited calculated by dividing the amount allocated to DSUs, which is currently US$100,000 with the average trading price of the Common Shares on the TSX for the last five trading days prior to the date of grant in question; and

  •
  A DSU is initially equal to the market value of a Biovail Common Share at the time directors are credited with units. When cash dividends are paid on Biovail's Common Shares, each Director's DSU account is credited with the amount of such dividend per share in respect of each DSU held. DSUs are maintained until such time as a director leaves the Board, thereby tracking an ongoing equity stake in Biovail's performance. When a director ceases to be a member of the Board, he or she will receive a cash payment equal to the market value of the director's DSU entitlement at the time of redemption, less applicable tax withholdings.

REPORT ON EXECUTIVE COMPENSATION

MANDATE OF THE COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The mandate of the Compensation, Nominating and Corporate Governance Committee of the Board (the "Compensation, Nominating and Corporate Governance Committee") includes responsibility for reviewing and approving compensation for Biovail's Executive Chairman and Chief Executive Officer and for recommending to the Board compensation for the other members of Biovail's senior management team, and administrating the Company's incentive compensation plans and equity-based plans. The Compensation, Nominating and Corporate Governance Committee discharges its responsibilities pursuant to a written charter. The Compensation, Nominating and Corporate Governance Committee was formed through the combination of our Compensation Committee with our Governance Committee in July 2005. The Compensation, Nominating and Corporate Governance Committee intends to review its charter annually in order to respond to regulatory developments and the needs of the Company. A copy of the amended charter of the Compensation, Nominating and Corporate Governance Committee, approved by the Board, has been posted on Biovail's Web site (www.biovail.com).

Independence of the Committee

The Compensation, Nominating and Corporate Governance Committee is currently comprised of William Bristow (Chairman), Dr. Laurence Paul and Michael Van Every. Each of the members of the Compensation, Nominating and Corporate Governance Committee is independent under each of the tests established by legal and stock exchange requirements to which Biovail is subject. Prior to June 28, 2005, the membership of the Compensation, Nominating and Corporate Governance Committee was comprised of Wilfred Bristow (Chairman), Michael Van Every and Roger Rowan, all of who were independent. The Compensation Committee prior to June 28, 2005 consisted of Larry Paul (Chairman), Wilfred Bristow and Sheldon Plener.

Independence of the Committee's Process

In December 2004, the Compensation, Nominating and Corporate Governance Committee retained Mercer Human Resources Consulting Limited ("Mercer Consulting") to provide advice on compensation trends and issues. Since that time, the Compensation, Nominating and Corporate Governance Committee has worked with Mercer Consulting to determine the appropriate comparator group (being the group of companies the Compensation, Nominating and Corporate Governance Committee looks to for comparative purposes in establishing Biovail's executive compensation).

General Compensation Philosophy

In discharging its responsibilities, the Committee seeks to ensure that overall compensation for executive officers is competitive in today's market. However, the Committee also recognizes that compensation is a key tool in attracting, retaining and motivating individuals with the skills and commitment needed to enhance shareholder value and maintain Biovail's position as a leader within its segment of the pharmaceutical industry. This is particularly true for the most senior officers of Biovail, who have a significant influence on corporate performance.

The Committee believes that compensation paid to executive officers should be closely aligned with the Company's performance on both a short-term and long-term basis. As such, the Committee has established three specific goals for Biovail's executive compensation policy:

  •
  to attract, motivate and retain key personnel;

  •
  to link executive compensation to overall corporate performance; and

  •
  to motivate officers to act in the best interests of shareholders.

Comparator Groups

With the assistance of Mercer Consulting, the Committee has identified a group of companies which it uses as its "comparator group". The Committee seeks to ensure that the compensation of Biovail's CEO and management team is comparable to that of similar-sized organizations.

In selecting the comparator group, particular focus was given to executive compensation practices within the highly competitive pharmaceutical industry generally as well as within corporations of comparable market capitalization, both in Canada and the United States.

Based on this analysis, the Committee has established a comparator group of similar-sized U.S. pharmaceutical companies consisting of Forest Laboratories, Inc., Allergan Inc., Barr Pharmaceuticals, Inc., Mylan Laboratories Inc., Ivax Pharmaceuticals, Inc., Invitrogen Corporation, Watson Pharmaceuticals, Inc., Charles River Laboratories International, Inc., Cephalon, Inc., Endo Pharmaceuticals Holdings Inc., Valeant Pharmaceuticals International, Andrx Corporation and Kos Pharmaceuticals, Inc. ("Kos Pharmaceuticals"). Because Biovail attracts talent not only from similar-sized pharmaceuticals but also from large pharmaceuticals in the U.S., the Committee also reviewed compensation practices of a small group of large U.S. pharmaceutical companies which includes Johnson & Johnson, Pfizer Inc., Abbott Laboratories, Merck & Co., Inc., Eli Lilly and Company, Wyeth, Bristol-Myers Squibb Company and Schering-Plough Corporation to supplement this comparator group in addition to some Canadian companies of similar size to Biovail.

The compensation package for executive officers has three components:

  •
  competitive base salaries;

  •
  cash bonuses under the annual incentive program; and

  •
  stock options under the annual incentive program.

The overall compensation of the Named Executive Officers is set out under "Compensation of Named Executive Officers" on page 24 of this Circular and is based on corporate performance and an evaluation of the results of each officer's individual contribution.

The chart below sets out the relative weighting of each component of the total compensation target for each category of Named Executive Officers.

	Base Salary	Short- Term Incentive	Long- Term Incentive (Options)
Title	Percentage of Target Total Direct Compensation
Executive Chairman	17%	0%	83%
Chief Executive Officer	23%	17%	60%
Senior Vice Presidents	24%	12%	64%

The Committee targets that each officer's compensation package is in the 50th percentile of each component (base salary, annual incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group of companies. This allows us to respond better to changing business conditions, manage salaries, and minimize the automatic racheting up of salaries due to narrow competitive targets. If needed, adjustments are made to reflect market trends, individual performance, the executive's role in the organization, and level of experience. This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives. This orientation applies uniformly throughout the Company for all employees and determines how the Committee sets the salaries of the CEO and other senior executives.

Base Salary

Each year, the Committee reviews the individual salaries of the executive officers, including the Named Executive Officers. As described above, we compare the Company's salary structure not only to the Company's comparator group, but also to other large U.S. pharmaceuticals and certain Canadian companies.

Annual Incentive Program

Biovail believes incentive pay rewards employees for their contribution to the Company's overall performance. All Biovail executives participate in the Management Incentive Compensation Program (the "MICP"). The MICP has two elements:

  •
  cash bonuses; and

  •
  options.

Please see "Long-Term Incentive" below for a description of the granting of options.

Short-Term Incentive

The Chief Executive Officer may receive up to 75% of his base salary in the form of a cash bonus. The other Named Executive Officers may receive up to 50% of base salary in the form of a cash bonus. Because we place a major emphasis on the achievement of financial goals and operating results of the Company each year, it is expected that cash bonus payments may vary significantly year over year. The objective is to give executives a strong incentive to maintain focus on continuous improvement of results and meeting corporate objectives. In addition, this element of the compensation program provides emphasis on short-term milestones against which we measure progress toward strategic goals. These milestones include annually set financial, commercial and research and development and other objectives targeted to the executive's area of responsibility. In addition, milestones in respect of the Company's key strategic initiatives applicable to an executive's area of responsibility are also included to ensure that the executive's short-term incentives are aligned with the Company's longer term goals. Annually, the Board approves Biovail's strategic plan for the year. This plan forms the basis of the three benchmarks used to award incentives under Biovail's annual incentive program:

  •
  25% of the target bonus is based on achievement of certain predetermined corporate goals which may include strategic, operational and financial goals during the fiscal year;

  •
  50% based on achievement of divisional objectives; and

  •
  25% based on achievement of personal objectives.

For the Chief Executive Officer, the annual incentive program uses two benchmarks: 75% is based on achievement of corporate goals and the remaining 25% is based on the achievement of personal objectives. During the 2005 financial year, there was no waiver or adjustment of the relevant performance criteria in respect of compensation rewards granted to executives.

For 2005, the bonus payments awarded to the Named Executive Officers reflect the Committee's evaluation of the above measures and the corporate goals accomplished through the achievement of target diluted earnings per Common Share ("earnings per share"). By using this earnings per share target as the basis for determining the amount of each executive officer's corporate performance-based bonus, Biovail is giving recognition to the fact that management of the Company is shared by the Chief Executive Officer and the other Named Executive Officers as a team and therefore, the performance of Biovail, as measured by the achievement of earnings per share, reflects the joint efforts of the group. The Committee believes that management has a more direct impact on earnings, by being able to increase productivity and control expenses, than it does on shareholder return, which is subject to changes in market conditions that are beyond management's control.

In 2005, Biovail achieved its target earnings per share of $1.60, before special charges.

The Committee also evaluated each executive officer's divisional objectives and personal objectives. For those executive officers who have specific responsibility for a particular business group, achievement percentages was based on that business group's achievement of their goals over the performance period. For those executive officers who have responsibility for a variety of business groups, the percentage was based on a combination of the achievement of the various areas of responsibility. As described above, Biovail sets the goals annually and they may vary from year to year.

For the year ended December 31, 2005, the Committee evaluated each executive against their corporate and individual overall performance goals. As a result of this evaluation, four executives received a bonus less than target as a result of their performance for the year. All other executives achieved their target bonuses.

The employment agreements of two of the Named Executive Officers provide that half of their bonus payments are guaranteed. The remaining 50% of their incentive bonus is based on corporate and individual performance. Final awards were made based on the Committee's assessment of the achievement of their key strategic initiatives.

Long-Term Incentive

1993 and 2004 Stock Option Plans

In 1993, Biovail established the 1993 Option Plan, which was subsequently approved by shareholders on March 28, 1994. On June 25, 2004, the shareholders of Biovail approved the 2004 Option Plan. The 1993 Option Plan, and then subsequently the 2004 Option Plan, were adopted so that Biovail could grant stock options to directors, officers, selected employees and consultants to provide them with an incentive to encourage and facilitate personal stock ownership, thus strengthening their personal commitment to Biovail and providing a longer-term alignment with Biovail's goals. Based on the attainment of corporate and personal goals, participants are eligible to receive a form of compensation that is tied to increases in the market value of Common Shares.

The 1993 Option Plan was replaced by the 2004 Option Plan and no further options may be granted under the 1993 Option Plan. It is now proposed that Biovail adopt the 2006 Option Plan. See "Business of the Meeting — 2006 Stock Option Plan". If the 2006 Option Plan is approved by the shareholders, it will replace the 2004 Option Plan and Biovail will cease to grant options under the 2004 Option Plan. It is intended that the 1993 Option Plan and the 2004 Option Plan will cease to exist once all of the options granted under such plans have expired or have been exercised. However, all options granted and outstanding under the 1993 Option Plan and the 2004 Option Plan will be exercisable in accordance with the terms of the respective plan and, if approved by the shareholders, in accordance with the amendments (the "Amendments") to the terms of such options provided for under the 2006 Option Plan. See "Business of the Meeting — 2006 Stock Option Plan" and "— Amendments to Outstanding Options under the 1993 and 2004 Stock Option Plans" above.

The following provides a summary of the terms of the 1993 Option Plan and the 2004 Option Plan.

1993 Stock Option Plan

Under the 1993 Option Plan, options may be granted to such eligible directors, senior officers, officers, employees, consultants and field personnel as the Board of Directors may determine. The 1993 Option Plan provides that the exercise price per Common Share of an option shall be not less than the fair market value of the Common Shares at the time the option is granted, less an amount up to the maximum discount allowed by regulatory authorities or stock exchanges. The fair market value is the closing market price at which the Common Shares are traded on the TSX on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day. As at May 15, 2006, there were 5,450,768 Common Shares issuable in respect of options granted and which remain outstanding under the 1993 Option Plan representing approximately 3.4% of Biovail's issued and outstanding Common Shares. The Company ceased to grant options under the 1993 Option Plan following the adoption of the 2004 Option Plan in June 2004 and it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised.

Options granted under the 1993 Option Plan have a term of up to 10 years and cannot be assigned or transferred, except in limited circumstances. Under the 1993 Option Plan, the Board may determine the periods of time during which an option holder may exercise an option following termination of employment or other relationship with the Company or the death or permanent and total disability of the option holder. If the Amendments are approved by the shareholders, the limitations on assignability and transferability of outstanding options under the 1993 Option Plan and the provisions concerning expiration and vesting of outstanding options on termination without cause or voluntary resignation in certain circumstances will be amended. See "Business of the Meeting — 2006 Stock Option Plan" and "— Amendments to Outstanding Options under the 1993 and 2004 Stock Option Plans" above.

If an option holder has been employed by the Company or a subsidiary for at least 10 consecutive years, the 1993 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company or subsidiary equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the cessation of the option holder's employment with the Company or its subsidiary.

The 1993 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. In addition, if there is a change in control or dissolution or liquidation of the Company, the Board may elect to accelerate the vesting of any or all outstanding stock options (and in such case, may terminate all such options prior to consummation of the transaction unless exercised within a prescribed period), provide for payment of an amount equal to the excess of the fair market value over the option price in exchange for the surrender of such options or provide for the assumption or substitution of such options.

Subject to the approval of the TSX or other regulatory authorities, the Board may amend or revise the terms of or may terminate the 1993 Option Plan provided that no such action shall, without the consent of an option holder, in any manner adversely affect his or her rights under any option theretofore granted under the 1993 Option Plan.

2004 Stock Option Plan

Under the 2004 Option Plan, options may be granted to such eligible employees, officers, directors and consultants as the Board may determine. The terms of the 2004 Option Plan provide that the Board may in its discretion vary the manner and terms pursuant to which options granted under the plan are exercised. A maximum of 5,000,000 Common Shares may be issued pursuant to the exercise of options under the terms of the 2004 Option Plan. Subject to applicable law and the obtaining of shareholder approval, the Board may in its discretion amend the 2004 Option Plan to increase the number of Common Shares that may be issued. As at May 15, 2006, a total of 4,724,179 Common Shares remained in reserve under the 2004 Option Plan, representing approximately 2.9% of Biovail's issued and outstanding Common Shares consisting of 3,602,054 Common Shares issuable in respect of options granted and which remain outstanding under such plan and 1,122,125 Common Shares available for issuance in respect of any future option grants under such plan, representing approximately 2.2% and 0.7%, respectively, of Biovail's issued and outstanding Common Shares. However, upon approval of the 2006 Option Plan, the Company will cease to grant options under the 2004 Option Plan, and, like the 1993 Option Plan, it is intended that this plan will cease to exist once all of the options granted under the plan have expired or have been exercised.

The Compensation, Nominating and Corporate Governance Committee has recommended to the Board that options granted under the 2004 Option Plan not vest immediately but vest in equal proportions on the first, second and third anniversaries of the option grant.

Under the terms of the 2004 Option Plan:

  (a)
  the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of Biovail's issued and outstanding Common Shares;

  (b)
  the maximum number of Common Shares reserved for issuance pursuant to options granted to insiders under the plan, together with Common Shares issuable to insiders under Biovail's other share compensation arrangements, at any time cannot exceed 10% of Biovail's issued and outstanding Common Shares;

  (c)
  the maximum number of Common Shares that can be issued to an insider within any one-year period, together with Common Shares issuable to insiders during that one year period under Biovail's other share compensation arrangements, cannot exceed 10% of Biovail Common Shares that are issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (d)
  the maximum number of Common Shares that can be issued to any one insider (and the insider's associates) within a one-year period, together with Common Shares issuable to such persons within that one-year period under Biovail's other share compensation arrangements, cannot exceed 5% of Biovail Common Shares that are issued and outstanding immediately prior to the share issuance in question, excluding Common Shares issued pursuant to share compensation arrangements over the preceding one-year period;

  (e)
  the maximum number of Common Shares that can be issued to any one participant during each calendar year cannot exceed 5% of Biovail Common Shares that are issued and outstanding; and

  (f)
  the aggregate number of Common Shares to be issued to non-employee directors as a group, under the plan, together with any Common Shares to be issued to non-employee directors, as a group, under any predecessor stock option plan of Biovail cannot exceed 350,000.

Options granted under the 2004 Option Plan cannot be assigned or transferred, except in the case of death and certain other limited circumstances. If the Amendments are approved by the shareholders, the limitations on assignability and transferability of outstanding options under the 2004 Option Plan will be amended. See "Business of the Meeting — 2006 Stock Option Plan" and "— Amendments to Outstanding Options under the 1993 and 2004 Stock Option Plans" above.

Options granted under the 2004 Option Plan expire on the fifth anniversary of the date of grant, unless another date is specified by the Board or a committee of the Board to which the Board has delegated its authority, as the case may be, provided that such date shall not extend beyond the tenth anniversary of the date of grant.

The exercise price of each option, which may be denominated in Canadian or U.S. dollars, is determined by the Board and cannot be less than the weighted average trading price of the Common Shares on the TSX or the NYSE, if the trading volume of Common Shares on that day is greater on the NYSE, on the trading day prior to the date of grant. If the Common Shares are not traded on that day, the weighted average trading price on the preceding day on which there was trading, shall be used for this purpose. However, effective January 1, 2005 under the new requirements of the TSX, generally the exercise price of an option may not be less than the volume weighted average trading price on the TSX or the stock exchange on which the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of grant. Accordingly, options granted under the 2004 Option Plan have since been granted at exercise prices calculated under the new TSX requirements.

Options granted under the 2004 Option Plan to an employee, director or officer option holder can only be exercised during an option holder's continued employment or term of office with the Company, subject to the following conditions:

  (a)
  if an option holder becomes entitled to the payment of disability benefits, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of disability;

  (b)
  if an option holder dies while employed by the Company, all options that have vested may continue to be exercised by legal representatives of the option holder up to a maximum of 180 days following the date of death;

  (c)
  if an option holder retires, all options that have vested may continue to be exercised by the option holder up to a maximum of 180 days from the date of retirement; and

  (d)
  if an option holder is terminated without cause or voluntarily resigns, all options that have vested may continue to be exercised by the option holder up to a maximum period of 30 days after the date of termination.

If the Amendments are approved by the shareholders, the provisions concerning expiration of outstanding options on termination without cause or voluntary resignation as described in the foregoing paragraph (d) will be amended to extend the maximum period for exercise from 30 to 60 days. See "Business of the Meeting — 2006 Stock Option Plan" and "— Amendments to Outstanding Options under the 1993 and 2004 Stock Option Plans" above.

In each of the circumstances described in the foregoing paragraphs (a) to (d), any options held by the option holder that are not exercisable at the date of death, disability, retirement or termination immediately expire and are cancelled on such date. Where an employee, director or officer option holder's employment or term of office is terminated for cause, any options held by the option holder, whether or not exercisable at the termination date, immediately expire and are cancelled on such date.

In the case of a consultant option holder, where such option holder's consulting agreement or arrangement terminates for any reason other than breach of the consulting agreement or arrangement, as a result of a voluntary termination by such option holder or as a result of the death or disability of such option holder, all vested stock options may continue to be exercised by such option holder for a maximum period of 30 days from the date of termination, death or disability. Any options held by the option holder that are not exercisable at the date of termination, death or disability immediately expire and are cancelled on such date. If the Amendments are approved by the shareholders, the provisions concerning expiration of outstanding options on termination of a consulting agreement or arrangement as described above will be amended to extend the maximum period for exercise from 30 to 60 days. See "Business of the Meeting — 2006 Stock Option Plan" and "— Amendments to Outstanding Options under the 1993 and 2004 Stock Option Plans" above. Where a consulting agreement or arrangement is terminated for breach of the consulting agreement or arrangement, any options held by the option holder, whether or not exerciseable at the termination date, immediately expire and are cancelled on such date.

Options are not affected by a change of employment or consulting arrangement within or among the Company or an affiliated entity for so long as the individual continues to be an eligible participant under the plan.

An option holder whose employment, term of office or consulting agreement or arrangement is terminated, or who has retired, died or is disabled, shall no longer be eligible to receive further grants of options under the plan.

In addition to the foregoing, the 2004 Option Plan provides that:

  (a)
  if an option holder engages in a business that competes with that of the Company, or any activity that would be considered detrimental to the Company: (i) prior to any exercise of an option, all options held by the option holder will terminate and expire; or (ii) during the one-year period following the date an option is exercised or becomes vested, the option holder will be required to pay to the Company an amount that equals any gain realized as a result of the exercise of the option; and

  (b)
  if an option holder has been employed by the Company or one of its affiliates for at least 10 consecutive years, the 2004 Option Plan provides that on the date that the sum of the option holder's age and the years of service with the Company, or an affiliate, equals "70", (i) all of the unvested options held by such option holder will immediately vest and become exercisable and (ii) all such vested options shall expire on the earlier of (A) the expiration of the term of such options, and (B) one year following the termination of employment or term of office with the Company.

The 2004 Option Plan includes customary anti-dilution provisions for the benefit of holders of stock options. If there is a change in control of the Company, the 2004 Option Plan provides that the Board may elect to accelerate the vesting of any or all outstanding options. In the alternative, the Board shall make adequate provision to ensure that, following the completion of the proposed transaction that will result in a change in control, the number and kind of shares subject to outstanding options and/or the exercise price of such options shall be appropriately adjusted to prevent substantial dilution or enlargement of the rights granted to option holders.

The Board may amend, suspend or terminate the 2004 Option Plan in such respects as it, in its sole discretion, determines appropriate. No such amendment, suspension or termination, without the consent of an option holder, will alter or impair any rights or obligations arising from any option previously granted to an option holder. In addition, no such modification will be undertaken that would cause a previously granted option intended to qualify for favourable treatment under certain U.S. tax laws to cease to so qualify.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time and part-time permanent employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP.

At the discretion of a committee of the Board that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the Company's obligations under the EPP. A participant may authorize a payroll or contractual deduction of up to a maximum of 10% of the base salary or remuneration in effect at the start of any offering period. Each offering period is based on a six month duration and is announced each year.

The purchase price shall be 90% of the fair market value per Common Share on the date on which the offering period ends. The fair market value of the Common Shares on such date is the closing market price at which the Common Shares are traded on the TSX, the NYSE or such other exchange or market upon which the Common Shares are posted for trading.

If an employee enrolled in the EPP ceases to be employed by the Company during an offering period, all amounts held in such employee's account will be refunded to him or her. Employees may terminate their participation in the EPP by notifying the Company at any time prior to the closing of an offering period. All amounts held in such employee's account will be refunded to him or her.

The EPP may be amended, suspended or terminated by the Company at any time, but no such action shall have any retroactive effect that would prejudice the interests of any participants thereunder.

As at May 15, 2006, a total of 92,861 Common Shares have been issued under the EPP, representing a nominal percentage of the issued and outstanding Common Shares and a total of 2,290,700 Common Shares remained in reserve under such plan, representing approximately 1.4% of the issued and outstanding Common Shares.

CHIEF EXECUTIVE OFFICER

The compensation package of the Chief Executive Officer is approved by the Compensation, Nominating & Corporate Governance Committee and approved by the Board of Directors. The Chief Executive Officer's compensation package consists of base salary, annual incentives and stock options as described above. As described more fully above, Biovail targets that the Chief Executive Officer's compensation package is in approximately the 50th percentile of each of these components as well as for total compensation with reference to the same comparator group of companies in closely related industries in the U.S. and Canada. The CEO is expected to hold securities of Biovail having a market value at least equal to the CEO's then applicable base salary. A CEO shall acquire such number of shares not later than the third anniversary of his or her appointment as CEO.

The Committee recognizes the magnitude of the key strategic initiatives set forth for Dr. Squires in the long term as well as the short-term direction of Biovail. The Committee believes that Dr. Squires, with his commitment to be a leader in integrity, transparency and corporate governance, has the potential to lead Biovail to solid financial results in an extremely challenging economic environment. As part of his employment agreement, Dr. Squires was awarded 150,000 sign-on options ensuring that his compensation package is aligned with the interests of shareholders and investors. These options will vest in four equal annual installments of 37,500 options on the anniversary date of the commencement of his employment.

Seventy-five percent of Dr. Squires' annual incentive is based on the achievement of corporate and business objectives which include not only financial but also operational performance goals. Twenty-five percent of the annual incentive is based on achievement of personal objectives. During 2005, all of Dr. Squires corporate and personal objectives were met. In recognition of his contributions in 2005, the Committee awarded Dr. Squires in 2006 US$525,000 in cash bonus and 150,000 options. The options, which become exercisable in 2006 through 2009 in 25% annual increments, will expire five years from the grant date. The Committee believes that options, when used judiciously, can be an extremely effective incentive for superior performance leading to long-term shareholder value.

EXECUTIVE CHAIRMAN

In October 2004, Mr. Melnyk altered his role from Chief Executive Officer but maintained a leadership role as Executive Chairman of the Board. Mr. Melnyk's compensation in respect of his various roles at Biovail subsidiaries are paid predominantly in BLS DSUs, together with a smaller cash component and he does not receive stock options. Mr. Melnyk will receive no compensation for his role as Executive Chairman. Mr. Melnyk's role as Executive Chairman is clearly distinct from the role of Chief Executive Officer. Mr. Melnyk focuses on leading the Board in setting the strategic direction for Biovail, while Dr. Squires focuses on operations.

Biovail continues to have a competitive executive compensation program which provides for a strong and effective leadership going forward. The Committee intends to continue its policy of relating executive compensation to corporate performance as well as to individual performance.

Report presented by the Compensation, Nominating and Corporate Governance Committee:

Wilfred G. Bristow (Chairman)
Dr. Lawrence Paul
Michael Van Every

PERFORMANCE GRAPH

The Common Shares of the Company have been listed and posted for trading under the symbol "BVF" on the TSX since March 29, 1994 and the NYSE since December 12, 1996. The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares of the Company to the cumulative total shareholder return of the S&P 500 Composite Index and the S&P/TSX Composite Index for the period commencing on December 31, 2000 and ending on December 31, 2005.

(1)
Assumes that $100 invested on January 1, 2001 until December 31, 2005.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth the compensation of Biovail's Executive Chairman, Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers of Biovail and its subsidiaries (the "Named Executive Officers") for the three most recently completed financial years of the Company.

		Salary(1) (US$)(2)		Bonus(1) (US$)(2)	Other Annual Compensation		Securities Under Options Granted (#)		DSUs (US$)		All Other Compensation (US$)(2)
Name and Principal Position	Year
	Annual Compensation						Long-Term Compensation Awards
Eugene N. Melnyk Executive Chairman of the Board, President BLS(4)	2005 2004 2003	750,607 714,765 668,699		— — —	— — —		300,000 100 300,100	(3)	1,450,000 —	(17)	— —
Dr. Douglas J.P. Squires Chief Executive Officer(5)	2005 2004 2003	700,000 96,923 —	(6)	525,000 72,692 —	96,634 — —	(16)	50,000 150,000 —	(3) (7)	— — —		18,000 — —	(11)
Charles A. Rowland, Jr. Senior Vice President and Chief Financial Officer(8)	2005 2004 2003	408,077 153,846 —	(9)	173,433 73,077 —	— — —		47,500 50,000 —	(3) (10)	— — —		14,000 7,569 —	(11) (11)
Brian H. Crombie Senior Vice President, Strategic Development(1)(12)	2005 2004 2003	432,137 435,799 424,096		183,659 217,899 75,269	— — —		100,500 37,600 135,100	(3) (12)	— — —		17,313 17,301 14,607	(11) (11) (11)
Kenneth C. Cancellara Senior Vice President, Chief Legal Officer and Corporate Secretary Senior Legal Counsel(1)(13)	2005 2004 2003	432,137 435,799 401,759		183,659 217,900 75,269	— — —		100,000 37,600 135,100	(3)	— —		—
Dr. Gregory J. Szpunar Senior Vice President, Research and Development(14)	2005 2004 2003	364,145 340,393 201,923		76,829 170,197 100,962	— — —		100,000 100,000 100,000	(3) (15)	— —		14,000 9,693 —	(11) (11)
(1)
The figures in the 2003 column differ from the figures for 2003 set out in our 2004 disclosure. The 2004 disclosure reflected salary and bonus paid rather than earned for 2003. The disclosure was amended last year for the first time to reflect salary and bonus earned in respect of the year. Previously disclosed bonus paid in 2003 was US$219,793 for each of Mr. Crombie and Mr. Cancellara.

(2)
Historical exchange rates as at December 31 C$ to US$: 2005 — 0.8236; 2004 — 0.7684; 2003 — 0.7138.

(3)
Options granted in 2005 are in respect of performance in 2004.

(4)
Mr. Melnyk was Chief Executive Officer until October 2004.

(5)
Dr. Squires was appointed Chief Executive Officer in November 2004 and served for 2 months in 2004.

(6)
Dr. Squires only served as Chief Executive Officer for a portion of 2004. His annualized salary for 2004 was US$700,000.

(7)
Dr. Squires was awarded 150,000 sign-on options.

(8)
Mr. Rowland was appointed Senior Vice President and Chief Financial Officer in August 2004 and served for 2 months in 2004.

(9)
Mr. Rowland served as Senior Vice President and Chief Financial Officer only for a portion of 2004. His annualized salary for 2004 was US$400,000.

(10)
Mr. Rowland was awarded 50,000 sign-on options.

(11)
Represents Biovail contribution to 401K (U.S.) and Deferred Profit Sharing Plan (Canada).

(12)
Mr. Crombie served as Senior Vice President and Chief Financial Officer until August 2004, at which point he assumed the role of Senior Vice President, Strategic Development. In 2005, Mr. Crombie received 500 options as a special award for tenure and years of service.

(13)
Mr. Cancellara served as Senior Vice President, Chief Legal Officer until June 30, 2005, at which point he became Senior Legal Counsel.

(14)
Dr. Szpunar resigned from the Company in March 2006.

(15)
Dr. Szpunar was awarded 50,000 sign-on options and 50,000 options in respect of contributions made in 2003.

(16)
Relocation expenses.

(17)
DSUs issued to Mr. Melnyk were issued by BLS and their price is reflected as at December 31, 2005 and they consisted of 83,095 DSUs. Their value is calculated in reference to the market value of Biovail shares and is, as at May 15, 2006, $2,280,127. These DSUs may be redeemed for cash by Mr. Melnyk at any time. When cash dividends are paid on Biovail common shares these DSUs will be credited with the amount of such dividend per share in respect of each DSU. This disclosure is inconsistent with the disclosure of Mr. Melnyk's DSUs in the Company's Annual Return on Form 20-F for the fiscal year ended December 31, 2005, which due to a clerical error understated this amount by 200,000.

STOCK OPTION GRANTS FOR THE YEAR ENDED DECEMBER 31, 2005

The following table sets out options to purchase Common Shares granted by the Company to the Named Executive Officers in the year ended December 31, 2005. For more information on the Stock Option Plans, please see "Report on Executive Compensation — Long-Term Incentive" above.

		Percentage of Total Options Granted to Employees in 2005
	Securities Under Options Granted(1) (#)		Exercise or Base Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)
Name					Expiration Date
Eugene N. Melnyk(2)	300,000	13.68	17.00	16.87	March 15, 2010
Dr. Douglas J.P. Squires(2)	50,000	2.28	17.00	16.87	March 15, 2010
Brian H. Crombie(2)	100,000	4.56	17.00	16.87	March 15, 2010
Brian H. Crombie(3)	500.02		17.45	17.31	August 9, 2010
Kenneth C. Cancellara(2)	100,000	4.56	17.00	16.87	March 15, 2010
Charles A. Rowland, Jr.(2)	47,500	2.17	17.00	16.87	March 15, 2010
Dr. Gregory J. Szpunar(2)	100,000	4.56	17.00	16.87	March 15, 2010
(1)
All options were granted under the Company's 2004 Stock Option Plan. All options are for the purchase of Common Shares of the Company and are for a term of five years.

(2)
The options became exercisable as to a maximum of 25% upon grant and thereafter an additional 25% of the grant becomes exercisable on March 1 of 2006, 2007 and 2008.

(3)
The options became exercisable 100% immediately upon grant.

AGGREGATED OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FISCAL YEAR AND VALUE OF OPTIONS AT DECEMBER 31, 2005

The following table sets out certain information with respect to options to purchase Common Shares that were exercised by Named Executive Officers during the year ended December 31, 2005 and Common Shares under option to the Named Executive Officers as at December 31, 2005 pursuant to the Company's securities based compensation plans.

					Value of Unexercised in-the-Money Options at December 31, 2005(1)
			Unexercised Options at December 31, 2005
	Securities Acquired on Exercise	Aggregate Value Realized
					Exercisable (US$)	Unexercisable (US$)
Name			Exercisable	Unexercisable
Eugene N. Melnyk	—	—	1,752,800	375,000	1,770,744	1,887,750
Dr. Douglas J.P. Squires	—	—	50,000	150,000	270,875	812,625
Brian H. Crombie	—	—	379,550	143,750	426,663	722,625
Kenneth C. Cancellara	—	—	411,050	143,750	535,699	722,625
Charles A. Rowland, Jr.	—	—	24,375	73,125	142,169	426,506
Dr. Gregory J. Szpunar	—	—	125,000	175,000	541,750	878,250
(1)
The value of unexercised in-the-money options is calculated using the closing price of the Common Shares of the Company, on the NYSE on December 31, 2005 (US$23.73), less the exercise price of such options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance as at December 31, 2005.

	Number of Securities to be Issued Upon Exercise of Outstanding Options (Column (a))	Weighted Average Exercise Price of Outstanding Options (Column (b)) (US$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (Column (c))
Plan Category
Equity Compensation Plans Approved by Security Holders	7,932,261	$25.94	2,808,375
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	7,932,261	$25.94	2,808,375

EMPLOYMENT AGREEMENTS

Following is an outline of the key material terms of the employment agreements for the Named Executive Officers.

Eugene N. Melnyk, in respect of his management roles with Biovail subsidiaries, including as President of BLS where he is responsible for developing, approving and executing strategies for research and development programs and intellectual property management and commercialization strategies for BLS products, pursuant to an employment agreement effective February 1, 1992, received annual compensation of $706,147 in 2005. His salary is subject to 10% annual increases during the term of the employment agreement, and is reimbursed for business-related expenses. The employment agreement also grants Mr. Melnyk up to 300,000 options per year; however, Mr. Melnyk and the Board have agreed that he will no longer receive these options, but will instead receive DSUs from BLS. This arrangement came into effect in 2005. Mr. Melnyk's option grant in 2005 related to his 2004 performance (as is the case with all employee options for 2005). His DSU grant in 2005 was on account of his 2005 compensation by Biovail subsidiaries, including BLS. The employment agreement continues automatically for renewal periods of one year unless terminated by either Biovail or Mr. Melnyk. Mr. Melnyk is not entitled to any payments upon termination of his employment agreement upon a change of control.

Under the terms of a new employment contract being reviewed by the Board and Mr. Melnyk, Mr. Melnyk will receive no compensation for his role as Executive Chairman. Mr Melnyk will continue to be compensated for his role with one or more Biovail subsidiaries. Such compensation will be paid in a combination of DSU's and cash.

Dr. Douglas J.P. Squires, as Chief Executive Officer, according to an employment agreement effective October 7, 2004, is entitled to receive a base salary of $700,000, with a cost-of-living annual increase, reimbursement of business expenses, plus the right to receive up to 75% of eligible earnings as a cash-based performance bonus, together with up to 150,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his agreement, Dr. Squires was awarded 150,000 options as a one-time signing incentive which will vest in four equal annual instalments of 37,500 options on the anniversary date of the commencement of his employment. The employment agreement has an indefinite term. Dr. Squires must provide the Company with 90 days prior written notice upon his intention to terminate the agreement. Where Dr. Squires' employment agreement is terminated other than for cause, he is entitled to 24 months severance in lieu of notice including the vesting during the severance period of any unvested options he holds that would, but for the termination, otherwise vest. Where the Company enters into a transaction, the result of which is that there is a "Change of Control", Dr. Squires is entitled to 24 months base and bonus and any unvested options held by Dr. Squires shall have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of closing of such Change of Control transaction. In addition, Dr. Squires shall be entitled to full vesting of all options due to be granted to him during the 12 months following the public announcement of the Change of Control transaction, which options shall be deemed to have been priced at the same price as those in the immediately preceding year (and such options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on that date; 33% on the first anniversary of such closing; and the remainder on the second anniversary of such closing). If Dr. Squires' employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Dr. Squires. The surviving Company may decide in its sole discretion whether to continue Dr. Squires employment. However, Dr. Squires' resignation or termination effected within 6 months from the closing of the Change of Control transaction shall be deemed to have been made as a result of the Change of Control. For the purposes of Dr. Squires' employment agreement, a "Change of Control" means (a) the lease, exchange, license sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of transactions; or (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger") in a single transaction or a series of transactions, the result of which is that the individuals or entities acquiring voting securities of the Company hold pursuant to such Merger directly or indirectly more than 50% of the outstanding shares of the resultant Company; or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Brian H. Crombie, Senior Vice President, Strategic Development since August 2004, and as Senior Vice President, Chief Financial Officer prior to that, is entitled to receive an annual salary of $400,000, according to the terms of an employment agreement effective March 1, 2003. It is subject to a cost-of-living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are subject to the attainment of corporate and personal objectives. The employment agreement has an indefinite term. Mr. Crombie must provide the Company with 60 days written notice of his intention to terminate the contract. Where Mr. Crombie's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice including the vesting of any unvested options during the severance period held by Mr. Crombie that would, but for the termination, otherwise vest. Where the Company enters into a transaction that results in a "Change of Control", Mr. Crombie is entitled to a severance payment of 24 months base and bonus, and any unvested options held by Mr. Crombie shall have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of the closing of the Change in Control transaction. Mr. Crombie shall have 12 months from the closing of the Change of Control transaction (which options) shall be deemed to have priced at the same price as those in the immediately preceding year (and such options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on the date of closing of the Change of Control transaction, 33% on the first anniversary of such closing and the remainder on the second anniversary of such closing). If Mr. Crombie's employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Mr. Crombie. For the purposes of Mr. Crombie's employment agreement, a "Change of Control" means (a) the lease, exchange, license sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions and Mr. Melnyk is no longer Chairman of the Company, (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger") in one transaction or a series of related transactions, the result of which is that the individuals or entities acquiring voting securities of the Company pursuant to such Merger hold directly or indirectly more than 50% of the outstanding shares of the resultant Corporation and Mr. Melnyk is no longer Chairman of the Company, or (c) the acquisition of more than 50% of the voting securities of the Company by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Kenneth C. Cancellara, as Senior Legal Counsel since July 2005, and prior to that as Senior Vice President, Chief Legal Officer and Corporate Secretary, is entitled to receive an annual salary of $400,000 according to an employment agreement made as of March 1, 2003 and amended on January 25, 2005. It is subject to a cost-of-living adjustment, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 of which are subject to the attainment of certain corporate and personal objectives. All options granted (but not yet vested) to Mr. Cancellara shall fully and unconditionally vest upon: (a) a Change of Control (as defined below); (b) when Mr. Cancellara has completed at least 10 years of employment with the Company and his years of employment plus his age shall equal 70 and Mr. Cancellara is no longer employed with the Company (provided that no vesting shall occur with respect to these options granted to Mr. Cancellara in the year when Mr. Cancellara ceases to be employed with the Company); or (c) upon Mr. Cancellara's death. Mr. Cancellara may exercise his options for one year following the cessation of his employment or following the termination of an agreed affiliation with the Company. If Mr. Cancellara is terminated for just cause, all vested options must be exercised by Mr. Cancellara within 30 days from the date of termination. Upon his death, Mr. Cancellara's estate may exercise any of Mr. Cancellara's unexercised options for a period of one year thereafter.

The employment agreement will terminate on December 31, 2006. On June 30, 2005, Mr. Cancellara became Senior Counsel and no longer held the titles of General Counsel or Corporate Secretary. From that time until the termination of his contract, he will be responsible for certain litigation and other legal matters. If Mr. Cancellara's contract is terminated other than for cause, he is entitled to severance based on the lesser of 12 months and the balance of the term of his employment. If the Company enters into a transaction that results in a Change of Control of the Company, he will be entitled to be paid the balance of the remuneration that would have been payable to him under the terms of the agreement. For the purposes of Mr. Cancellara's employment agreement, "Change of Control" means (i) the lease, exchange, license, sale or other similar disposition of all or substantially all of the assets of the Company in one transaction or a series of related transactions and Mr. Melnyk is no longer Chairman of the Company; or (ii) with the approval of the stockholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (collectively a "Merger"), in a single transaction or a series of related transactions, the result of which Merger is that the individuals or entities acquiring voting securities of the Company pursuant to such Merger hold, directly or indirectly, more than 50% of the outstanding shares of the resultant Company and Mr. Melnyk is no longer Chairman of the Company; or (iii) the acquisition of more than 50% of the voting securities of the Company by any person(s) or entity (other than Mr. Melnyk or any of his affiliates), pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Charles A. Rowland Jr., as Senior Vice President and Chief Financial Officer, pursuant to an employment agreement made as of July 15, 2004, is entitled to receive a base salary of $400,000, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year, subject to the attainment of certain corporate and personal objectives. As part of his employment agreement, Mr. Rowland was awarded 50,000 sign-on options. The employment agreement has an indefinite term. Mr. Rowland must provide the Company with 90 days prior written notice upon his intention to terminate his contract. Where Mr. Rowland's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice, including the vesting of any unvested options during the severance period held by Mr. Rowland that would, but for the termination, otherwise vest. Where the Company enters into a transaction the result of which is that there is a Change of Control of the Company, Mr. Rowland is entitled to 24 months base and bonus in lieu of notice and any unvested options held by Mr. Rowland shall have their vesting accelerated in full so as to become 100% vested and immediately exercisable in full as of the date of closing of such Change in Control transaction. In addition, Mr. Rowland shall be entitled to full vesting of all options due to be granted to him during the 12 months following the announcement of the Change of Control transaction, which options shall be deemed to have been priced at the same price as those in the immediately preceding year (and such options shall vest immediately upon the closing of the Change of Control transaction but shall be exercisable as to 33% on the date of closing of the Change of Control transaction; 33% on the first anniversary of such closing; and the remainder on the second anniversary of such closing). If Mr. Rowland's employment with the Company ceases prior to the second anniversary of the closing of the Change of Control transaction, all unexercised options become immediately exercisable by Mr. Rowland. The surviving Company may decide in its sole discretion whether to continue Mr. Rowland's employment. However, Mr. Rowland's resignation or termination effected within 6 months from the closing of the Change of Control transaction shall be deemed to have been made as a result of the Change of Control. For the purposes of Mr. Rowland's employment agreement, a "Change of Control" means (a) the lease, exchange, license sale or similar disposition of all or substantially all of the assets of the Company in one transaction or a series of transactions; or (b) with the approval of shareholders of the Company, a merger, amalgamation, reorganization, plan of arrangement, consolidation or other similar transaction (a "Merger"), the result of which is that the individuals or entities acquiring voting securities of the Company hold directly or indirectly more than 50% of the outstanding shares of the resulting entity; or (c) the acquisition of more than 50% of the voting securities of the Company pursuant to the merger by any persons or entity (other than Mr. Melnyk or any of his affiliates) pursuant to a tender offer or similar transaction and Mr. Melnyk is no longer Chairman of the Company.

Dr. Gregory J. Szpunar, as Senior Vice President, Chief Scientific Officer, pursuant to an employment agreement made as of March 1, 2003, received a base salary of $300,000, reimbursement of business expenses, plus the right to receive up to 50% of annual salary as a performance cash-based bonus, together with up to 100,000 options per year of which 50,000 are to be unconditionally granted and 50,000 are awarded subject to the attainment of certain corporate and personal objectives. The employment agreement has an indefinite term. Dr. Szpunar must provide the Company with 60 days prior written notice upon his intention to terminate his contract. Where Dr. Szpunar's contract is terminated other than for cause, he is entitled to 12 months severance in lieu of notice, including the vesting during the severance period of any unvested options held by Dr. Szpunar that would, but for the termination, otherwise vest. As noted above, Dr. Szpunar resigned from the Company in March 2006.

Indebtedness of Directors and Officers

It is the Company's policy not to provide financial assistance to shareholders, directors, officers or employees in connection with the purchase of Biovail, or any of its affiliates, Common Shares. In addition, Biovail does not grant personal loans to its directors and officers.

During fiscal year 2005, no loans were made by Biovail to any of its senior executives and no securities were purchased by any director or officer during 2005 with the financial assistance of Biovail. Furthermore, no director, officer or executive was indebted to Biovail in connection with securities purchase programs during the fiscal year ended December 31, 2005. During fiscal year 2005, there was no indebtedness owing by any officer or director to the Company.

In March 2001, the Company loaned $600,000 to Mr. William Poole, former President, North American Pharmaceuticals. Mr. Poole ceased to be President of North American Pharmaceuticals on May 6, 2003. This loan is secured by the former officer's personal residence and bears interest commencing on March 1, 2004 at a rate equal to the Company's rate of borrowing. The loan is due on March 31, 2008.

Directors and Officers Indemnification and Liability Insurance

Biovail maintained insurance during 2005 for certain liabilities incurred by directors and officers in their capacity with the Company or its subsidiaries. The policy was subject to a limit of $75,000,000 for the period January 1, 2004 to November 15, 2004, was subject to a limit of $100,000,000 for the period November 15, 2004 to November 15, 2005, and is currently subject to a limit of $100,000,000 for the period November 15, 2005 to November 15, 2006. The policy governing such insurance is subject to standard exclusions and limitations and a deductible of $5,000,000, in respect of class action securities claims, and $1 million, in respect of other claims. In addition, where Biovail is a party to a class action proceeding regarding a securities matter, after the deductible limit is reached, Biovail must pay 30% of all defense costs and other losses above the $5 million deductible threshold. During the 2005 fiscal year, the amount of premiums paid in respect of such insurance was $5,900,000. No part of the premium was paid by any individual officer or director.

It is anticipated that the amount of premiums to be paid in respect of such insurance for the 2006 fiscal year will be approximately $5,100,000.

Indemnification

The Company has agreed to indemnify our officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company or its subsidiaries. This indemnification includes bearing the cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as officers and directors of the Company. Pursuant to such indemnities, the Company is bearing the cost of the representation of certain officers and directors. In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail, Eugene Melnyk, its then Chief Executive Officer and Chairman, Brian Crombie, former Chief Financial Officer and current Senior Vice President, Strategic Development, Ken Howling, Vice President Finance and Corporate Communications and John Miszuk, Vice President, Controller and Assistant Secretary. These same parties were named as defendants in a securities class action commenced by Canadian Commercial Workers Industry Pension Plan in Canada. Because these individuals have shared representation with the Company we are unable to break out the cost of this indemnification. On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company, Eugene Melnyk and Ken Cancellara, its then Senior Vice President, Chief Legal Officer and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants of the Company). The counsel representing the Company also represented Mr. Cancellara while he was still a party to this claim. Because of this joint representation we are unable to break out the cost of this indemnification. However, Mr. Melnyk secured separate counsel to defend this action, and those costs for the year ended December 31, 2005 were US$556,229.

In addition, the Company has been subject to investigations by both Canadian and US securities regulators. In connection with these investigations the Ontario Securities Commission has interviewed and requested documentation certain individuals who have retained their own counsel.

For the fiscal year ended December 31, 2005, the Company has paid C$48,882 in legal fees and disbursements to the firm representing Roger Rowan, a former Director of the Company in respect of the OSC inquiry. The Company has also paid C$1,620 to the firm representing Wilfred Bristow, a current director, in the same matter. We have also paid C$1,062,131 in legal fees and disbursements to the firm representing Eugene Melnyk. Further information regarding these litigation matters can be found in the Legal Proceedings section of the Company's Annual Report of Form 20-F for the year ended December 31, 2005.

SECTION 4 CORPORATE GOVERNANCE

GOVERNANCE RENEWAL

In May 2005, further to the governance renewal initiative announced in June 2004 by Executive Chairman Eugene Melnyk, Biovail announced a number of additional important governance initiatives. The main features of those initiatives were accountability, clarity, independence and transparency; they have, in large part, been realized by strengthening the alignment between the Company's management and the Board of Directors, synergies that have been facilitated through stronger internal controls, practices and procedures, and more open communications between the two groups.

This Meeting represents an important opportunity to report to shareholders on Biovail's continuing progress in connection with its governance enhancement initiative.

Background

Our governance renewal initiative was initiated by Mr. Melnyk as part of his commitment to increase investor confidence in the Company. As the first step in achieving that objective, Mr. Melnyk proposed that the Board undertake a comprehensive review of Biovail's governance policies and practices and act upon findings of that review. The proposal was approved unanimously by the Board and embraced by management.

The Board identified several goals at the outset of the governance enhancement initiative: first, to build the skills, experience and resources of the Board to allow its governance oversight function to operate most effectively; second, to support an effective management decision-making process; third, to enhance investor and regulator confidence in Biovail; and fourth, to contribute to the Company's ongoing objective of generating value for its shareholders. The result was a refreshed and enhanced set of governance practices that were described in detail in the circular for the annual and special meeting of shareholders held in June 2005.

Progress to Date

Our purpose is to enhance shareholder value and we have adopted approaches to governance that we believe support that purpose. The Board has considered Biovail's practices carefully and believes they are the most effective practices for Biovail at this particular point in the company's history.

To help ensure that our governance processes with respect to internal control measures are achieved and maintained, we have established an Internal Audit group. Under the direction of the Director of Internal Audit, the group will further advance the Company's governance initiatives by developing and executing a risk based audit plan, focusing not only on the Company's compliance with laws and regulations, but ensuring adherence to internal policies and procedures, and focusing on the efficiency and effectiveness of the Company's operations.

Biovail makes a steadfast commitment to provide alignment to its employees by communicating expectations and objectives. This is why a key component of Biovail's ongoing governance initiative is communication, and the commitment by management and the Board to ensure that employees understand and embrace the standards, policies and behaviours by which they must abide as they endeavour to achieve our corporate objectives. To this end, Biovail has undertaken the development and dissemination of a more comprehensive, broadly based Code of Employee Governance.

The Code is being communicated to all our employees, officers and directors in all of the business units, functional areas, divisions, affiliates and subsidiaries, in all of the countries in which the Company conducts business. It is based on three policy documents — the Standards of Business Conduct, the Disclosure Policy and the Whistleblower Policy.

The Standards of Business Conduct articulates the expectations and parameters governing the conduct of our employees, officers and directors of all Biovail's subsidiaries, divisions and affiliates. They cover such subjects as ethical practices; conflict of interest; competitive practices; dealing with suppliers, customers and potential customers, and public officials; and the commitment to uphold standards of excellence, honesty and integrity in all aspects of Biovail business. The Disclosure Policy articulates the strategies and tactics used by Biovail to disclose material information to the public in accordance with appropriate securities laws and regulations. Biovail believes that each and every employee has an obligation to ensure material information — or information that has the potential to be deemed material — is brought to the attention of the Company's management for consideration. The Whistleblower Policy deals with the receipt and treatment of complaints received by Biovail regarding the Company's accounting practices, internal accounting controls or auditing matters. To facilitate the implementation of the Whistleblower Policy, and further our ability to ensure compliance with the Standards of Business Conduct, we have established the Employee Report Line. The Employee Report Line facilitates the confidential receipt, retention and treatment of complaints and/or reports of any questionable or unethical conduct or behaviour from employees — without fear of reprisal. There are of course challenges for tomorrow. We would still like to add pharmaceutical expertise to our Board. We are hopeful that the regulatory reviews in which we are involved will draw to a close, allowing us to rededicate our resources both at the management and Board levels to matters of strategic and competitive importance to the organization. To better prepare our Board members for their respective roles, we have instituted a comprehensive education program, including an orientation program, and access to additional education through membership in the Institute of Corporate Directors and the National Association of Corporate Directors. We intend to continue to develop our education program for our directors to deepen their understanding of the industry in which we operate. Governance will continue to be a journey for Biovail, with the objective being enhanced shareholder value.

OVERVIEW OF OUR PRACTICES

A summary of Biovail's governance practices, as well as the alignment of those practices and related initiatives with those recommended or required by securities regulators and stock exchanges, is set out in Appendix C to this Circular. As described in Appendix C, Biovail's governance practices comply with the requirements imposed by the NYSE on U.S. domestic listed issuers and with the practices recommended by the Canadian Securities Administrators in their recently finalized National Policy 58-201.

DEFINING THE RESPONSIBILITIES OF THE BOARD AND MANAGEMENT

One of the most important aspects of Biovail's governance enhancement initiative has been delineating the responsibilities of the Board, Board committees, the Executive Chairman, the Chairman of Board committees and the Chief Executive Officer. To this end, the Board and its committees were realigned and restructured to not only improve our governance, but to better meet the current and emerging needs of our business. This included revising existing committee charters (Audit Committee) and drafting new ones (Nominating, Compensation and Corporate Governance Committee, and Risk and Compliance Committee); and revising and creating job related descriptions. The Board has spent a significant amount of time (both through the Governance Committee and at meetings of the full Board) considering the allocation of responsibilities appropriate to Biovail at this point in its development. The results of those discussions, and the governance enhancement actions taken in those matters, are set out on the following pages.

Role of the Board of Directors

The Board is required by law to manage or supervise the management of Biovail's business and affairs. The Board has adopted a written charter that sets out certain of its functions (while not detracting from its overall responsibility for supervising the management of Biovail's business and affairs). The charter is attached as Appendix D to this Circular and is posted on Biovail's Web site at www.biovail.com. The amount of time spent on each function in any year will vary, depending on the issues facing Biovail. Over the past 12 months, the Board has spent significant time on strategic initiatives, including the new "Strategic Plan" developed by the Chief Executive Officer, on monitoring certain risks facing the Company (including litigation), and on the governance enhancement process.

Role of Board Committees

As part of its governance enhancement initiative, the Board has reviewed its committee structure as well as the charters and membership of each committee.

Committee Structure

The Board currently has three committees — the Audit Committee; the Compensation, Nominating and Corporate Governance Committee; and the Risk and Compliance Committee. In 2005, the Board concluded that it was important to establish a committee of the Board to focus in depth on the major risks facing the company and to oversee compliance. Because the Biovail Board is relatively small (8 members, 5 of whom are independent), the Board agreed with the recommendation of the then Corporate Governance Committee that it would be efficient to combine the then Compensation Committee with the then Nominating and Corporate Governance Committee since the same directors would be members of both committees. The charters of each of the committees are posted on Biovail's Web site at www.biovail.com.

Composition of Committees

In identifying candidates for election to the Board, the Compensation, Nominating and Corporate Governance Committee was mindful of the need to have appropriately qualified individuals serving on its various committees.

The composition of the Audit Committee reflects the priority given by the Board to maintaining effective oversight of the company's financial reporting, risk management, compliance and public company governance. Biovail's Board has considerable strength in this area: the Audit Committee is chaired by Michael Van Every, a 35-year partner with PricewaterhouseCoopers. The other members of the committee are Larry Paul, a former investment banker, and Jamie Sokalsky and Bill Wells, each of whom is chief financial officer of a public company. Each of the members of the Audit Committee is financially literate and is an Audit Committee financial expert (as the term "Audit Committee financial expert" is defined in

U.S. securities law). All of the members of the committee are independent directors.

Further information with respect to the Audit Committee can be found on the Company's Web site at www.biovail.com and in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, under the Board Practices section and under the Principal Accounting Fees and Services section, which can be obtained by request to the Company's Board Secretariat or by accessing the SEDAR Web site at www.sedar.com or the EDGAR Web site at www.sec.gov.

The newly formed Internal Audit group reports directly to the Audit Committee. This group will assist the Audit Committee in the fulfillment of its Charter requirements by developing and executing a risk based audit plan, focusing not only on the Company's compliance with laws and regulations, but ensuring adherence to internal policies and procedures, and focusing on the efficiency and effectiveness of the Company's operations. Results of all reviews performed, along with management's responses, will be presented and discussed with Audit Committee. Management's implementation of remedial action will be monitored, and progress reported to the Audit Committee on a regular basis.

The Compensation, Nominating and Corporate Governance Committee is chaired by Bill Bristow, who served as Chairman of the then Nominating and Corporate Governance Committee during the governance renewal project. The other members of the committee are Larry Paul (previously the Chairman of the Compensation Committee) and Michael Van Every (currently the Chairman of the Audit Committee). All of the members of the committee are independent directors.

Key accomplishments of the Compensation, Nominating and Corporate Governance Committee include the successful search to bring forward two new independent candidates — Mr. Sokalsky and Mr. Wells — for election to the Board in June 2005. We are continuing to work with Egon Zehnder, a world-renowned search firm, to identify two more candidates for election to the Board. The Committee has also been active in the identification and evaluation of key objectives for the Chief Executive Officer and members of the Company's senior management team — as well as establishing criteria by which to evaluate their performance against predefined, strategic and aligned objectives. Additionally, the Committee continues to be actively involved in the determination and evaluation of the Board effectiveness process (Please see Director Assessment page 35 for more information).

The composition of the Risk and Compliance Committee reflects the Board's decision that they should be supported in their oversight of risk and compliance by those directors who are most intimately familiar with the Company's operations, or who have specific experience in these areas. Sheldon Plener, who chairs this committee, has developed a familiarity with the risks facing the corporation through long association with Biovail. As the senior partner of a major law firm, he is also experienced in compliance issues. Mr. Melnyk is a member of the committee. Among other things, Mr. Melnyk founded Biovail and led its growth and development. Accordingly, he is the Board member with the most complete knowledge of the company's operations and the environment in which it operates. Mr. Wells is the third member of the committee. As the chief financial officer of a public company, he has significant experience in matters relating to risk identification and management and with compliance. The Board considered knowledge and experience to be the most important consideration in determining the composition of this committee (rather than independence).

Key accomplishments of the Risk and Compliance Committee include a review and endorsement of the enterprise risk-management process, which is expected to be fully implemented during the first half of the 2006. The Committee is also actively working with members of the senior management team to assess and prioritize the risks that are most critical to the Company.

If the current directors are re-elected by the shareholders at the Meeting, it is expected that the structure and composition of the committees will remain the same and will be as set out below:

CURRENT BOARD AND COMMITTEE STRUCTURE

Role of the Executive Chairman

Mr. Melnyk serves as Executive Chairman of the Board. He has served as Chairman since Biovail became a public company and became Executive Chairman when Dr. Squires joined Biovail as Chief Executive Officer in 2004. A detailed position description for the Executive Chairman is available on Biovail's Web site at www.biovail.com.

As Executive Chairman, Mr. Melnyk focuses on effective Board performance, on leading the Board's contribution to management's strategic planning process and on corporate governance. He also confers with the Chief Executive Officer on issues of strategic importance to Biovail. Largely as a result of the legal and regulatory challenges facing the Biovail, Mr. Melnyk continues to participate in major decisions as a member of management, particularly as they relate to these issues. However, Mr. Melnyk intends to step back from his current level of involvement with Biovail management. To reflect this change, Mr. Melnyk and the Board have agreed that his title will change to "Chairman" after the Meeting.

Role of the Chair of the Governance Committee

Biovail's Executive Chairman is not an independent director. As a result, the Compensation, Nominating and Corporate Governance Committee has put structures in place to support the independence of the Board, including regular in camera meetings of the independent directors and the formalization of the leadership position played by the Chairman of the Compensation, Nominating and Corporate Governance Committee in respect of the independent directors. Among other things, the Chairman of the Governance Committee has the responsibility for chairing the in camera meetings of the independent directors and discusses with the Executive Chairman issues raised by the independent directors in those meetings.

A detailed position description for the Chairman of the Compensation, Nominating and Corporate Governance Committee is available on Biovail's Web site at www.biovail.com.

Role of the Chief Executive Officer

As previously noted, Dr. Douglas Squires joined Biovail as Chief Executive Officer in the fall of 2004. In this role, he has assumed operational and general management responsibilities for Biovail. He confers with the Executive Chairman on issues of strategic importance to Biovail. A detailed position description for the Chief Executive Officer is available on Biovail's Web site at www.biovail.com. As previously noted, the CEO is expected to hold securities of Biovail having a market value at least equal to the CEO's then applicable base salary. A CEO shall acquire such number of shares not later than the third anniversary of his or her appointment as CEO.

ENHANCING BOARD EFFECTIVENESS

Board effectiveness is the cornerstone of Biovail's governance enhancement initiative. The Company believes that an engaged and effective Board plays an important role providing guidance and oversight to management and the long-term enhancement of shareholder value.

Individual Voting for Board Nominees

At the Meeting, Biovail's shareholders will again cast separate votes (or withhold their votes) in respect of each candidate for election to the Board of Directors. In adopting this measure, the Company has evolved its practices away from traditional "slate voting" in order to reflect the governance priorities of its shareholders.

Board-Related Compensation Matters

The Compensation Committee of the Board initiated a review of Board-related compensation matters during the past year. It has initiated one review of the compensation to be paid to the Executive Chairman in order to reflect Mr. Melnyk's above-noted transition from an operational management role to one more fully focused on his Board oversight and governance responsibilities. A second compensation-related review dealt with the compensation to be paid to directors. This review has resulted in changes to the directors' compensation structure, including the elimination of the granting of future options for directors in favour of awards of deferred share units ("DSUs" — Please see "Compensation of Directors" on page 15 for more information on the DSU plan.).

The DSU Plan for directors reflects the Board's belief that the long-term interests of its directors should be closely and visibly aligned with those of the Company's shareholders. Through the DSU, plan each director acquires and maintains an interest in the market price of Biovail's common stock having a value of at least three times a director's annual retainer.

In Camera Meetings

During the past year, the Board increased the frequency with which the directors met in camera. Throughout 2005 and in 2006 to date, the Board met without management present at the conclusion of every Board meeting. Following that meeting, the independent directors met without the Executive Chairman or any other member of management present. These in camera portions of Board meetings facilitate open discussion among members of the Board.

Board Secretariat

The Board has adopted a director resource policy that provides a framework for giving directors the information and support they need to perform their functions effectively. Biovail has established a Board

Secretariat that reports to both the Executive Chairman and the Chief Executive Officer. The Board Secretariat supports the Executive Chairman in his Board responsibilities by assisting him in the development of Board agendas, with input from management and committee chairs. Also, the Board Secretariat is responsible for the Governance section of Biovail's Web site at www.biovail.com and the development of a secure intranet site where information about Biovail and the pharmaceutical industry will be posted for directors on a regular basis. The Board Secretariat provides a single point of contact for directors seeking additional information and analysis between Board meetings.

Director Orientation

To help new directors contribute more quickly to the work of the Board, the Governance Committee has developed and the Board has approved a director orientation plan. This plan involves providing new directors with written material including the articles of incorporation and by-laws, the Company's financial statements and past minutes. This material is designed to familiarize new directors with Biovail and its business and to serve as an information resource for all members of the Board. The orientation plan also gives new directors an opportunity to meet with management and outside advisors and to tour Biovail's facilities. As Biovail's most recently elected directors, Mr. Sokalsky and Mr. Wells have provided a number of important insights on how the director orientation plan can be made more effective.

The Director Resource Policy is posted on Biovail's Web site at www.biovail.com.

Director Education

Since the last meeting of shareholders, Biovail has also begun to develop a plan for the ongoing education of its directors. This plan will be specifically tailored to the needs of Biovail and its directors. Management and outside experts will make presentations in areas identified by the Board and management as relevant to the issues currently facing the Company. The goal is to ensure that the content of such presentations is directly relevant to Biovail. As part of the Board assessment process, directors are now asked to identify topics for presentations that would be of greatest relevance to them. The director education program for 2005 is based primarily on those suggestions and on other input provided by members of the Board.

Biovail has also increased the support provided to directors in attending outside seminars and courses. Mr. Van Every has enrolled in the Director Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors. Mr. Mark Durham (Vice President, Human Resources), who is assuming responsibility for Board matters under the Board Secretariat, and Mr. Kenneth Howling (Vice President, Finance and Corporate Affairs), have also enrolled in the course. In addition, all members of the Board have become members of the Institute of Corporate Directors and the National Association of Corporate Directors, which will provide access to information and events on a range of current governance issues.

Director Assessment

A year ago, the Board of Directors of Biovail conducted its first evaluation of its Board and its directors. To build upon this baseline assessment of the Board's effectiveness, the Board has again retained Dr. Peter Stephenson of Meridien Consulting to assist in evaluating the Board's performance during the past financial year. The assessment process involves a careful examination of the Board, the Board Chair, Board committees, committee chairs and individual directors. Feedback on Board performance is gathered from directors and members of senior management by Dr. Stephenson using a combination of survey and interview methods. Dr. Stephenson then analyzes that feedback and presents it to each of the full Board, the Executive Chairman, individual directors and the Chief Executive Officer. As part of the assessment process, the Board considers the areas of performance in which the Board could add further value to the business and support to management. The results of the assessment, and feedback on the evaluation process itself, will be integrated into the next annual Board evaluation cycle.

The Governance Committee intends to complete each year's director assessment process by the time of each annual meeting. This will allow the Committee to incorporate results into planning for the director education program for the following year (see above) and in the Board's succession planning process (see above).

Information Flow to the Board

The Governance Committee has considered the information that would be most useful to the Board in the ongoing discharge of its responsibilities. In response to the input from the Governance Committee and other directors, the Chief Executive Officer and members of the Company's senior management team have worked co-operatively with the Board to further enhance communications between the groups and strengthen the synergies of their respective working relationships. For example, the Chief Executive Officer developed and invited comment from the Board on the format and content of a report that he proposes to deliver regularly to the Board. This was intended to help the Board refine the nature, form and frequency of the information it requires management to provide on an ongoing basis. In addition, a secure Web site has been developed for posting information about Biovail and the pharmaceutical industry that may be of interest to directors.

IMPROVING COMMUNICATION WITH SHAREHOLDERS

Throughout the governance enhancement process, the Board and management have considered the steps that could be taken to improve shareholder communications.

Consulting with Shareholders

As part of his responsibility for Investor Relations, Mr. Howling reports to the Nominating and Corporate Governance Committee and to the Board on comments received from shareholders, analysts, and other stakeholders. There is also a section on Investor Relations activities in the Chief Executive Officer's monthly report to the Board. In addition, shareholders have the opportunity to provide comments, via Email, to the Board by contacting Biovail's Investor Relations department, at ir@biovial.com.

Enhancing Transparency

Biovail has also reviewed its disclosure process to ensure the integrity of the information it provides to the market and to enhance the transparency of its disclosure. The Company's Disclosure Policy articulates the strategies and tactics used by Biovail to disclose material information to the public in accordance with appropriate securities laws and regulations. Further, Biovail believes that each and every employee has an obligation to ensure material information — or information that has the potential to be deemed material — is brought to the attention of the Company's management for consideration. A Disclosure Committee has been established and has been actively involved in the review of 2005 disclosure. The Disclosure Committee, which was appointed by and reports to the Chief Executive Officer, is comprised of the Vice President of Finance and Corporate Affairs (Mr. Howling) as Chair, the Chief Financial Officer (Mr. Rowland), the Vice President, Controller (Mr. Miszuk), the Vice President, Human Resources (Mr. Durham) and the Vice President, Associate General Counsel (Ms Brown). The written charter for the Disclosure Committee is posted on Biovail's Web site at www.biovail.com (see Investor Relations/Corporate Governance).

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if such matters should properly come before the Meeting, the proxy will be voted in accordance with the best judgment of the person voting the proxy.

REQUEST FOR DOCUMENTS

Biovail's financial information is contained in its comparative financial statements and related management's discussion and analysis ("MD&A") for the fiscal year ended December 31, 2005. Additional information about Biovail is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

Biovail will provide to any person, upon request to the Company's Board Secretariat, the following documents:

  (a)
  one copy of the latest Annual Report on Form 20-F ("20-F"), together with one copy of any document, or the pertinent pages of any document, that the 20-F refers to;

  (b)
  one copy of the comparative financial statements and related MD&A of the Company for the year ended December 31, 2005, together with the accompanying report of the auditor, and one copy of any subsequent interim financial statements and related MD&A; and

  (c)
  the Company's management proxy circular for its most recent annual meeting of shareholders.

For additional information, contact Investor Relations:

        Investor Relations
7150 Mississauga Road
Mississauga, ON L5N 8M5
Phone: 905-286-3000
Fax: 905-286-3500
Email: ir@biovail.com

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, May 15, 2006.

By Order of the Board of Directors
Kathleen Brown Vice President, Associate General Counsel

APPENDIX A RESOLUTION APPROVING 2006 STOCK OPTION PLAN

2006 STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.
The 2006 Stock Option Plan substantially as described in the Circular is approved.

2.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to this resolution.

3.
Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement the 2006 Stock Option Plan.

APPENDIX B RESOLUTION APPROVING AMENDMENTS TO OUTSTANDING OPTIONS

AMENDMENTS TO OUTSTANDING OPTIONS

BE IT RESOLVED THAT:

1.
The amendments to the terms of the outstanding options granted under the 1993 Stock Option Plan and the 2004 Stock Option Plan substantially as described in the Circular are approved.

2.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to this resolution.

3.
Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement any or all of such amendments.

APPENDIX C STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Biovail's governance practices are disclosed in this circular and are set out in greater detail in the documents posted on its website (www.biovail.com). Its governance practices comply with the requirements imposed by the New York Stock Exchange (the "NYSE") on US domestic listed issuers, and with the practices recommended by the Canadian Securities Administrators in their National Policy 58-201 ("NP 58-201"). We encourage the reader to review not only this chart, but also the disclosure under "Section 4 — Corporate Governance" in the body of the Circular.

Canadian securities regulation requires that the Company disclose certain aspects of its corporate governance practices annually. The disclosure set out below complies with this requirement and provides additional information about Biovail's governance practices that are contemplated by the NYSE or by NP 58-201.

DISCLOSURE REQUIREMENT	BIOVAIL'S ALIGNMENT	BIOVAIL'S GOVERNANCE PRACTICES

BIOVAIL'S BOARD OF DIRECTORS
Board independence.	✓	A majority of the directors are independent. More specifically, five of the eight directors currently in office (each of whom is being proposed for re-election at the Meeting) are "independent"

Independence has been determined in the case of each director on the basis of whether that director has any relationship (other than as a director of Biovail) with Biovail or any of Biovail's subsidiaries. Any relationship between a director and Biovail, (or a subsidiary of Biovail) will cause a director not to be considered independent if it is a direct relationship or is a relationship with an organization in respect of which the director is a partner, shareholder or officer. Biovail includes commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among the relationships that would cause a director not to be independent.
Bill Bristow, Larry Paul, Jamie Sokalsky, Michael Van Every and Bill Wells are all independent directors.
Dr. Squires is the Chief Executive Office and, as such, is not independent of management.

As Executive Chairman, Mr. Melnyk is sufficiently involved in management decisions that he is not considered by the Board to be independent of management. Mr. Melnyk also serves as an executive of certain Biovail subsidiaries — another factor that would preclude the Board from classifying him as independent.

Mr. Plener is a partner in a major law firm that acts for Biovail and its subsidiaries from time to time on specific projects (but is not general counsel to Biovail or any of its subsidiaries). Mr. Plener's firm also represents Mr. Melnyk in certain of his business activities that are unrelated to Biovail. It is anticipated that Mr. Plener and his firm will continue to act in these capacities in the future. Although the Board classifies Mr. Plener as not being independent under the criteria described above, the Board is confident that Mr. Plener exercises independent judgement.

Disclose membership by our directors on other public company Boards.	✓	Biovail has disclosed all of the public, private and charitable boards on which its directors sit on pages 10 through 13 of this Circular under the heading "Election of Directors":
Independence of Chair.	✓
Biovail's Executive Chairman is the founder and largest shareholder. As discussed above, he was also the CEO until November 2004 and continues to have input into management decisions. Accordingly, the Board does not classify him as an independent director. However, the Board believes that the importance of Mr. Melnyk's active participation in Biovail and its business outweighs the merit of a non-executive chairman. However, the Board also believe that, it is important to support the independence of the Board from management in other ways. Accordingly, the Board has put other structures in place to support the independence of the Board, including regular in camera meetings of the independent directors and the formalization of the leadership position played by the Chairman of the Compensation, Nominating and Corporate Governance Committee in respect of the independent directors. Among other things, the Chairman of the Governance Committee has the responsibility for chairing the in camera meetings of the independent directors and for discussing with the Executive Chairman, issues raised by the independent directors in those meetings.
The Board should have regular in camera sessions.	✓	The Board of Directors meets in camera without any member of management present at all Board meetings. Mr. Melnyk, the Executive Chairman of the Board, presides over these meetings.
In addition, the independent directors meet separately, without management or any non-independent director present as part of each Board meeting.
In 2005, these in camera meetings were held as part of every board meeting. Mr. Bristow, the Chairman of the Nominating and Corporate Governance Committee, presides at all such meetings.

Biovail shareholders and other interested parties may communicate directly to Mr. Melnyk or to the independent directors any concerns they have about Biovail. See the contact information under "How can I contact the independent directors and Chairman?" on page 3 of this Circular.
Attendance at meetings.		The attendance record for each director at meetings of the board and committees of the board since December 31, 2005 are set out on pages 10 through 13 of the circular.

BOARD CHARTER
The Board should have a written charter.	✓	The Board has adopted a comprehensive written charter.
The mandate of the Board of Directors is included as a schedule to this circular as Appendix D. It is also posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)
In addition to its statutory mandate to oversee the management of the business and affairs of the Corporation, the Board has assumed responsibility under the mandate, among other things for:
• election and removal of directors, appointment of the Chairman of the Board and remuneration of directors
• development of Biovail's approach to corporate governance
• establishment of a culture of integrity among management and throughout Biovail, succession planning and executive compensation
• oversight of Biovail's business and affairs
• reviewing and assessing the effectiveness of the Board and its committees
POSITION DESCRIPTIONS
The Board should adopt position descriptions for the Board and for the chairs of each Committee.	✓	The Board has approved position descriptions for: • the Executive Chairman of the Board • the Chairman of each Committee of the Board
These position descriptions are posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)
The Chairman of the Board and of each Committee will be available to respond to questions from shareholders at Biovail's annual meeting.
The Board should adopt a position description for the CEO.	✓	The Board has approved a position description for the CEO.
This position description is posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)
The Board requires management to obtain the Board's approval for:

• all decisions which are outside the ordinary course of the Company's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships)
• any expenditure greater than $5 million
• changes to the Company's organizational (legal entity) structure

• changes in the structure of the senior management team
• hiring and termination of persons holding positions that report directly to the CEO
ORIENTATION AND CONTINUING EDUCATION
The Board should adopt an orientation program.	✓
New directors receive a comprehensive orientation.
The Company's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on Biovail's structure, organization, current priorities and issues that have been considered by the Board. Directors have access to an archive of Board materials, including management presentations from prior meetings. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Company's business. Through this orientation program new directors have the opportunity to become familiar with the operations and culture of the organization.
All directors should participate in an ongoing education program.	✓	All directors participate in Biovail's continuing education program for directors.

Through the Board's continuing education program, directors are provided with information about Biovail's business and industry through management presentations, and regular business updates from the CEO. Biovail also provides each director with a membership in the Institute of Corporate Directors and the National Association of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.
ETHICAL BUSINESS CONDUCT
The Board should monitor compliance with our Code of Conduct.	✓	Biovail has adopted a written Code of Professional Conduct. All material breaches of Biovail's Code of Professional Conduct are disclosed to the Board.

The Board is not aware of any material breaches of Biovail's Code of Professional Conduct. However, it expects management to report any such breaches to it. Responsibility for oversight of the Code of Professional Conduct falls within the mandate of the newly constituted Risk and Compliance Committee of the Board.

Conflict of Interest.	✓
Biovail has no other contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board of Directors (in each case, without the participation of the director who had the material interest in question).
Culture of Ethical Business Conduct.	✓
Biovail's Code of Professional Conduct (referred to above) applies to all the company's directors, officers and employees. The Code of Professional Conduct is available on our website at www.biovail.com (See Investor Relations/Corporate Governance). The Company has also adopted the PhRMA Code, a set of voluntary guidelines covering appropriate interactions with healthcare professions, and instituted a Healthcare Law Compliance Program, which includes a confidential compliance hotline to respond to employees' questions, comments and complaints. The Risk and Compliance Committee has oversight of these policies.

The Audit Committee has also adopted whistleblower procedures which provide a process for the receipt, retention and treatment and complaints received by Biovail regarding the Company's accounting practices and internal accounting controls. Employees, officers and directors are able to submit such complaints on a confidential and anonymous basis. The Audit Committee is responsible for the whistle blowing process.
AUDIT COMMITTEE
The Audit Committee must be fully independent and must operate pursuant to a written charter.	✓
Our Audit Committee is fully independent and operates pursuant to a comprehensive written charter.
Biovail's Audit Committee is chaired by Michael Van Every, a retired partner from a major accounting firm. Mr. Van Every and the other members of the Audit Committee (Dr. Paul, Mr. Sokalsky and Mr. Wells) are each fully independent as that term is defined in connection with audit committee membership under all applicable legislation, regulation and stock exchange rules. The Board has concluded that each of the members of the audit committee are "audit committee financial experts" as defined in the Sarbanes-Oxley Act of 2002.

The Audit Committee operates pursuant to a written charter that includes (among other things) all those responsibilities assigned to it by law. This includes responsibility for reviewing the Company's quarterly and annual financial statements and management's discussion and analysis and for monitoring the Company's internal control procedures. As contemplated in its charter, the Audit Committee meets regularly with the Company's external auditors without management being present. The Audit Committee mandate is posted on our website at www.biovail.com. (See Investor Relations/Corporate Governance.)
Additional information with respect to the Audit Committee can be found in the Company's Annual Report on Form 20-F.
NOMINATION OF DIRECTORS
The Nominating and Corporate Governance Committee should be fully independent.	✓	Our Compensation, Nominating and Corporate Governance Committee is fully independent and operates pursuant to a comprehensive written charter.
Biovail's Compensation Nominating and Corporate Governance Committee is comprised solely of independent directors (Mr. Bristow (Chairman), Dr. Paul and Mr. Van Every).
The Nominating and Corporate Governance Committee operates pursuant to a written charter that includes (among other things) all those responsibilities assigned to it by law, including
• assisting the Board by identifying individuals qualified to become Board members, consistent with criteria established by the Board
• recommending that the Board select the director nominees for the next annual meeting of shareholders
• developing and recommending to the Board a set of corporate governance principles applicable to Biovail
• overseeing the evaluation of the Board and senior management

The Committee is currently in the process of identifying new candidates to recommend to the Board. The Committee again retained Egon Zehnder, an executive search firm to identify potential candidates. Egon Zehnder has met with the Chairman of the Committee and the Executive Chairman to discuss the skill set that is most desirable in new directors. Members of the Committee will meet with a short list of the candidates recommended by Egon Zehnder before any recommendation is made to the Board.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.
COMPENSATION
How we set compensation for our directors and officers.	✓
In setting the compensation of Biovail's officers, the Compensation Committee targets the Company's compensation for each component in the officer's compensation package (base salary, annual incentives, long-term incentives and benefits) to be within the 50th percentile of similar positions at the comparator group of companies in closely related industries in the US and Canada. For more details on the philosophy and approach adopted by the Compensation Committee, see "General Compensation Philosophy" on page 16 of this circular.

Director compensation is set by the Board on the recommendation of the Compensation, Nomination and Corporate Governance Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.
Biovail should have a Compensation Committee comprised entirely of independent directors.	✓
Our Compensation Committee is fully independent and operates pursuant to a comprehensive written mandate.
The Board has a fully independent Compensation Committee. The Committee's responsibilities include:
• reviewing and recommending to the Board compensation of the CEO
• recommending to the Board, non-CEO compensation, incentive-based plans and equity-based plans
• producing compensation disclosure in public documents, including the Committee's annual report on executive compensation, which is included in the company's information (proxy) circular.
The Committee considers matters within its mandate and makes recommendations to the full Board.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary. The Committee has retained an independent compensation consultant to assist in the discharge of its mandate.
BOARD, COMMITTEE AND DIRECTOR ASSESSMENTS
The Board, its Committees and each individual director should be assessed regularly.	✓	The Board is in the process of completing an assessment in respect of 2005 which addresses the contribution and effectiveness of the Board, its committees and the individual directors.

The Nominating and Corporate Governance Committee retained an external consultant to assist in Board evaluation for 2005. The evaluation process involved a careful examination of the Board and its role, objectives, and relationship with management.

As was the case last year, feedback on Board performance will be gathered by the external consultant using a combination of survey and interview methods. The external advisor will then analyze feedback and the aggregated input then used to provide feedback to each of the full Board, committees, the Board Chair, individual directors and the CEO. This process will include the assessment by each director of the contributions of each of his board colleagues and will invite suggestions for improvement.

Consideration was given to prioritizing areas of performance in which the Board decided it could add further value to the business and support to management. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next Board evaluation cycle.
There should be a process to allow individual directors to engage outside advisors.	✓	Each director has the authority to retain external advisors with the approval of the Chair of the Nominating and Corporate Governance Committee.

This provision is set out in the written charter of the Nominating and Corporate Governance Committee and in the Director Resource Policy. Both of these documents can be found on Biovail's website at www.biovail.com. Fees and expenses relating to the retention of such advisors are pre-approved by the Chair of the Corporate Governance Committee and paid by Biovail.

APPENDIX D CHARTER OF THE BOARD OF DIRECTORS

1.         PURPOSE AND RESPONSIBILITY OF THE BOARD

  By approving this Charter, the Board explicitly assumes responsibility for the stewardship of Biovail and its business. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of Biovail's business and affairs.

2.         REVIEW OF CHARTER

  The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate, shall consider such amendments to this Charter as the Nominating and Corporate Governance Committee of the Board shall recommend, and shall make such amendments to this as it considers necessary or appropriate.

CONSTITUTION OF THE BOARD

3.         ELECTION AND REMOVAL OF DIRECTORS

3.1
Number of Directors

  The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time, within any range as may be set out in Biovail's articles at such time.

3.2
Election of Directors

  Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected.

3.3
Vacancies

  The Board may appoint a member to fill a vacancy which occurs in the Board between annual elections of Directors, to the extent permitted by the CBCA.

3.4
Ceasing to be a Director

  A Director will cease to hold office upon:

  (i)
  delivering a resignation in writing to Biovail;

  (ii)
  being removed from office by an ordinary resolution of the shareholders;

  (iii)
  his or her death; or

  (iv)
  becoming disqualified from acting as a Director.

3.5
Deemed Resignation.

  A Director shall offer his or her resignation to Biovail (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

4.         CRITERIA FOR DIRECTORS

4.1
Qualifications of Directors

  Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.

4.2
Residency

  At least 25% of the Directors shall be resident Canadians.

4.3
Independence of Directors

(a)
The composition of the Board shall comply with all statutory and regulatory requirements to which Biovail is subject. Without limiting the generality of the foregoing, at least one-third of the Directors shall not be officers or employees of Biovail or any of its affiliates.

  (b)
  At least a majority of the Directors shall be independent as "independence" is defined for the purposes of board composition under applicable regulatory and stock exchange requirements. Notwithstanding the foregoing, the independence of a Director shall not be affected by the membership of that Director on the Independent Committee of the Board (the establishment and constitution of which was approved, ratified and confirmed by the Board on January 27, 2005) or the participation by the Director in discharging the responsibilities of such Independent Committee.

4.4
Other Criteria

  The Board may establish other criteria for Directors as contemplated in this Charter.

5.         BOARD CHAIRMAN

5.1
Chairman to Be Appointed Annually

  The Board shall appoint the Chairman annually at the first meeting of the Board after a meeting of the members at which Directors are elected. If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

6.         REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

6.1
Remuneration

  Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Compensation Committee of the Board.

6.2
Retaining and Compensating

  Advisors Each Director shall have the authority to retain outside counsel and any other external advisors from time to time as appropriate with the approval of the Chairman of the Nominating and Corporate Governance Committee, which approval may not be unreasonably withheld or delayed.

MEETINGS OF THE BOARD

7.     MEETINGS OF THE BOARD

7.1
Time and Place of Meetings

  Meetings of the Board shall be called and held in the manner and at the location contemplated in Biovail's by-laws.

7.2
Frequency of Board Meetings

  The Board shall meet at least four times per year on a quarterly basis.

7.3
Quorum

  In order to transact business at a meeting of the Board:

  (a)
  at least a majority of Directors then in office shall be present; and

  (b)
  at least 25% of the Directors present must be resident Canadians (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present, must approve the business transacted at the meeting, whether in writing, by phone or otherwise).

7.4
Secretary of the Meeting

  The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

7.5
Right to Vote

  Each member of the Board shall have the right to vote on matters that come before the Board.

7.6
Invitees

  The Board may invite any of Biovail's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

8.         IN CAMERA SESSIONS

8.1
In Camera

  Sessions of Non-Management Directors At the conclusion of each meeting of the Board, the Directors shall meet without any member of management being present (including any Director who is a member of management).

8.2
In Camera Sessions of Independent Directors

  At the conclusion of each meeting of the Board, the independent Directors shall meet without any member of management or any non-independent Director being present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

9.     DELEGATION AND RELIANCE

9.1
Delegation to Committees

  The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from delegating. However, no committee of the Board shall have the authority to make decisions which bind Biovail, except to the extent that such authority has been expressly delegated to such committee by the Board.

9.2
Requirement for Certain Committees

  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate:

  (a)
  Audit Committee;

  (b)
  Nominating and Corporate Governance Committee;

  (c)
  Compensation Committee; and

  (d)
  Risk and Compliance Committee.

9.3
Composition of Committees

  The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with listing requirements of the Stock Exchanges and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

9.4
Review of Charters

  On an annual basis, the Board will review the recommendations of the Nominating and Corporate Governance Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

9.5
Delegation to Management

  Subject to Biovail's articles and by-laws, the Board may designate the offices of Biovail, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of Biovail, except to the extent that such delegation is prohibited under the CBCA or limited by the articles or by-laws of Biovail or by any resolution of the Board or policy of Biovail.

9.6
Limitations on Management Authority

  The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

  (a)
  all decisions which are outside of the ordinary course of Biovail's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships);

  (b)
  any expenditure above an amount specified by the Board from time to time;

  (c)
  appointment of officers; and

  (d)
  such other matters as the Board may determine from time to time.

9.7
Reliance on Management

  The Board is entitled to rely in good faith on the information and advice provided to it by Biovail's management.

9.8
Reliance on Others

  The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

9.9
Oversight

  The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

10.  DUTIES OF INDIVIDUAL DIRECTORS

10.1
Fiduciary Duty and Duty of Care

  In exercising his or her powers and discharging his or her responsibilities, a Director shall:

  (a)
  act honestly and in good faith with a view to the best interests of Biovail; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

10.2
Compliance with CBCA and Constating Documents

  A Director shall comply with the CBCA and the regulations to the CBCA as well as with Biovail's articles and by-laws.

10.3
Compliance with Biovail's Policies

  A Director shall comply with all policies of Biovail applicable to members of the Board as approved by the Board.

11.      RESPONSIBILITIES OF DIRECTORS

11.1
Responsibilities Set out in Charter

  A Director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

11.2
Orientation and Education

  A Director shall participate in the orientation and continuing education programs developed by Biovail for the Directors.

11.3
Meeting Preparation and Attendance

  In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

  (a)
  review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

  (b)
  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

11.4
Assessment

  A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

11.5
Other Responsibilities

  A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

12.      BOARD RESPONSIBILITY FOR SPECIFIC MATTERS

12.1
Responsibility for Specific Matters

  The Board explicitly assumes responsibility for the matters set out in Section VI of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of Biovail's business and affairs.

12.2
Delegation to Committees

  Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13.      CORPORATE GOVERNANCE GENERALLY

13.1
Governance Practices and Principles

  The Board shall be responsible for developing Biovail's approach to corporate governance.

13.2
Governance Disclosure

  The Board shall approve disclosure about Biovail's governance practices in any document before it is delivered to Biovail's shareholders or filed with securities regulators or with the Stock Exchanges.

13.3
Certification

  The Board shall review and approve before it is filed, each certification required to be delivered by Biovail's CEO and/or CFO to the Stock Exchanges with respect to Biovail's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

13.4
Delegation to Nominating and Governance Committee

  The Board may direct the Nominating and Corporate Governance Committee to consider the matters contemplated in this and to report and make recommendations to the Board with respect to these matters.

14.      RESPONSIBILITIES RELATING TO MANAGEMENT

14.1
Integrity of Management

  The Board shall, to the extent feasible, satisfy itself:

  (a)
  as to the integrity of the CEO and other senior officers; and

  (b)
  that the CEO and other senior officers create a culture of integrity throughout the organization.

14.2
Succession Planning

  The Board shall be responsible for succession planning, including appointing, training and monitoring senior management.

14.3
Executive Compensation Policy

  The Board shall receive recommendations of the Compensation Committee and make such determinations as it considers appropriate with respect to:

  (a)
  CEO's compensation level;

  (b)
  non-CEO officer compensation;

  (c)
  director compensation;

  (d)
  incentive-compensation plans; and

  (e)
  equity-based plans.

15.      OVERSIGHT OF THE OPERATION OF THE BUSINESS

15.1
Risk Management

  Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of Biovail's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2
Strategic Planning Process

  The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Biovail's business.

15.3
Internal Control and Management Information Systems

  The Board shall review the reports of management and the Audit Committee concerning the integrity of Biovail's internal control and management information systems. Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to such systems to ensure integrity of such systems.

15.4
Communications Policy and Feedback Process

(a)
The Board shall review and, if determined appropriate, approve a communication policy for Biovail for communicating with shareholders, the investment community, the media, governments and their agencies, employees and the general public. The Board shall consider, among other things, the recommendations of management and the Nominating and Corporate Governance Committee with respect to this policy.

(b)
The Board shall establish a process pursuant to which the Board can receive feedback from securityholders.

15.5
Financial Statements

(a)
The Board shall receive regular reports from the Audit Committee with respect to the integrity of Biovail's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

(b)
The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of Biovail to be delivered to shareholders. If appropriate, the Board shall approve such financial statements.

15.6
Capital Management

  The Board shall receive regular reports from management on the structure and management of Biovail's capital.

15.7
Pension Plan Matters

  The Board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

15.8
Code of Business Conduct and Ethics.

  The Board will review and approve a Code of Business Conduct and Ethics for Biovail. In adopting this code, the Board will consider the recommendations of the Nominating and Corporate Governance Committee concerning its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

15.9
Compliance and Disclosure.

  The Board will direct the Nominating and Corporate Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board will consider any report of the Nominating and Corporate Governance Committee concerning these matters, and will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Director or senior officer of Biovail from complying with the Code of Business Conduct and Ethics.

16.      NOMINATION OF DIRECTORS

16.1
Nomination and Appointment of Directors

(a)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(b)
The Board shall adopt a process recommended to it by the Nominating and Corporate Governance Committee pursuant to which the Board shall:

(i)
consider what competencies and skills the Board, as a whole, should possess; and

(ii)
assess what competencies and skills each existing Director possesses.

17.      BOARD EFFECTIVENESS

17.1
Position Descriptions

  The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Corporate Governance Committee concerning formal position descriptions for:

  (a)
  the Chairman of the Board, the Lead Director (if any) and for the Chairman of each committee of the Board; and

  (b)
  the CEO.

17.2
Director Orientation and Continuing Education

  The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Corporate Governance Committee concerning:

  (a)
  a comprehensive orientation program for new Directors; and

  (b)
  a continuing education program for all Directors.

17.3
Board, Committee and Director Assessments

  The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Corporate Governance Committee for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

17.4
Annual Assessment of the Board Each year

  The Board shall assess its performance and effectiveness in accordance with the process established by the Nominating and Corporate Governance Committee.

  DATED at Mississauga this 4th day of May, 2005.

SCHEDULE "A"

DEFINITIONS

In this Charter:

  (a)
  "Board" means the board of directors of Biovail;

  (b)
  "CEO" means Biovail's chief executive officer;

  (c)
  "Chairman" means the Chairman of the Board;

  (d)
  "Charter" means this charter, as amended from time to time;

  (e)
  "Director" means a member of the Board;

  (f)
  "Biovail" means Biovail Corporation; and

  (g)
  "Stock Exchanges" means, at any time, any stock exchange on which any securities of Biovail are listed for trading at the applicable time.

QuickLinks

CURRENT BOARD AND COMMITTEE STRUCTURE
2006 STOCK OPTION PLAN
AMENDMENTS TO OUTSTANDING OPTIONS
CONSTITUTION OF THE BOARD
MEETINGS OF THE BOARD
DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD
DUTIES AND RESPONSIBILITIES
SCHEDULE "A" DEFINITIONS